Form 1 Page 1 Execution Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY):

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: NYSE MKT LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different):
   N/A
4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):



16019715

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 01/09/08 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: December 7, 2016 (MM/DD/YY) NYSE MKT LLC (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 7th day of December (Month) 2016 (Year) by [signature] (Notary Public)

My Commission expires 6/18/2018 County of Kings State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

TIWANA BRADDOX
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN KINGS COUNTY
NO. 01BR5059581
MY COMMISSION EXPIRES 6/18/2018

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE MKT LLC

December 2016

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE MKT LLC

December 2016

EXHIBIT F

A complete set of the NYSE MKT LLC's forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

NYSE Amex Options

Amex Trading Permit Application

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements

Prior to submitting the Application for AMEX Trading Permit ("ATP"), an Applicant must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Checklist

Applicant Broker-Dealer must complete and submit all applicable materials addressed in the Application Checklist (page 4) to crs@nyse.com.

Note: All application materials sent to NYSE Amex Options will be reviewed by NYSE Amex's Client Relationship Services ("CRS") Department for completeness. The applications are submitted to FINRA who performs the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. CRS or FINRA may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to NYSE Amex Rule 341. If you have questions on completing the application, you may direct them to: Client Relationship Services: Email: crs@nyse.com or Phone: 212.896.2830 option 5.

Application Process

Following submission of the Application for Amex Trading Permit, fees and supporting documents to NYSE Amex Options, the application will be reviewed for accuracy and regulatory or other disclosures.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant has an associated person(s) with a possible statutory disqualification, NYSE Amex Options will contact the representative of the Applicant to discuss the statutory disqualification process.

- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by NYSE Amex Options for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE Amex Options for approval or disapproval without delay. NYSE Amex Options shall post the name of the Applicant Broker-Dealer for a period of three (3) business days in the NYSE Amex Options Weekly Bulletin.

- Applicants will be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Amex Trading Permit.

- All individuals required to be registered with NYSE Amex Options, pursuant to the Rules, shall file documentation with the Exchange in the manner prescribed in NYSE Amex Options Rule 341 requesting such registration. NYSE Amex Options does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within 30 days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with NYSE Amex or be approved by NYSE Amex Options. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

- In the event an Applicant is disapproved by NYSE Amex Options, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Amex Options Section 9A. A disapproved applicant desiring to be heard must, within fifteen (15) calendar days of the date upon which the Corporation's decision was mailed to the applicant, file a petition in accordance with the provisions of NYSE Amex Options Section 9A.

APPLICATION CHECKLIST AND FEES - NYSE AMEX OPTIONS NON-DEA BROKER-DEALER APPLICANTS
Application for Amex Trading Permit • Section 1 through 7, and 9 through 11 MANDATORY • Section 8 only if you are not self-clearing
Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD
A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[1]: • Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B • Designated Supervisors
Four (4) Most Recent FOCUS Reports[2] and the Most Recent Audited Financial Statements, if applicable
All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports
Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

APPLICATION CHECKLIST AND FEES - NYSE AMEX OPTIONS DEA BROKER-DEALER APPLICANTS
Application for Amex Trading Permit • Section 1 through 7, and 9 through 12 MANDATORY • Section 8 only if you are not self-clearing
Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD
A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®: • Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B • Designated Supervisors • All Authorized Traders
Financial Documentation • Four (4) Most Recent FOCUS Reports[1] and the Most Recent Audited Financial Statements, if applicable • Most Recent Balance Sheet and Capital Computation • Six Month Profit/Loss Projection • Subordination Agreements, if applicable
Proprietary Accounts of Introducing Broker-Dealers (PAIB) Agreements, if applicable
Organization Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports
Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Allied Member – An individual who is i) a general partner of an ATP Holder who controls such firm, or ii) an individual who is a principal executive officer of an ATP Holder corporation or a person who controls such corporation, or iii) an employee of any other ATP Holder entity who controls such entity.

Applicant – the Broker-Dealer organization applying for an AMEX Trading Permit or amending this form.

Approved Person – Any person who controls a member organization, or who engages in a securities or kindred business and is controlled by or under common control with a member organization but is not a member or principle executive or an employee of a member organization.

Associated Person - a person who is a partner, officer, director, member of a limited liability company, trustee of a business trust, employee of an ATP Holder or any person directly or indirectly controlling, controlled by or under common control with an ATP Holder.

ATP – an Amex Trading Permit issued by the Exchange for effecting approved securities transactions on the Exchange's Trading Facilities. An ATP may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by the Exchange

ATP Holder – a sole proprietorship, partnership, corporation, limited liability company or other organization, in good standing, that has been issued an ATP. An ATP Holder must be a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934. An ATP Holder shall agree to be bound by the Certificate of Incorporation, Bylaws and Rules of the Exchange, and by all applicable rules and regulations of the Securities and Exchange Commission.

Authorized Trader ("AT") – an individual who may submit orders to the Exchange on behalf of his or her ATP Holder or Sponsored Participant.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE MKT LLC. is a participant of this system.

Clearing Member – an ATP Holder which has been admitted to membership in the Options Clearing Corporation ("OCC") pursuant to the provisions of the rules of the OCC.

Control – the power, directly or indirectly, to direct the management or policies of a person, whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person is (1) a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) is entitled to receive 25% or more of the net profits; or (4) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital of the other person.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or ATP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Designated Supervisor – refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising registered employees.

Direct Owners/Executive Officers – Allied Persons and Approved Persons, as those terms are defined by NYSE Amex Rule 0, respectively, and generally refer to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

e-Specialist - an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Rules 927.4NY-927.6NY.. Each e-Specialist must be registered with the Exchange as a Market Maker.

Financial Arrangement – (1) the direct financing of an ATP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

EXPLANATION OF TERMS (Continued)

Firm Proprietary and/or Agency Trading – an ATP Firm that engages in off-floor trading that is unrelated to the performance of that ATP Firm's registered market maker or floor broker functions.

Floor Broker ("FB") – a sole proprietor ATP Holder or a representative of an ATP Holder who is registered with the Exchange for the purpose, while on the Exchange Floor, of accepting and executing option orders received from ATP Holders.

Floor Market Maker ("FMM") - a Floor Market Maker is a registered Market Maker who makes transactions as a dealer-specialist while on the Floor of the Exchange and provides quotations: (A) manually, by public outcry, and (B) electronically through an auto-quoting device.

Market Maker – a "Market Maker" shall refer to an ATP Holder that acts as a Market Maker pursuant to Rule 920NY.

Market Maker Authorized Trader ("MMAT") – a "Market Maker Authorized Trader" or "MMAT" shall mean an authorized trader who performs market making activities pursuant to Rule 920NY on behalf of an ATP Holder registered as a Market Maker.

NYSE MKT LLC ("NYSE MKT", the "Exchange", or the "Corporation") - a Delaware limited liability corporation. The Exchange offers an options trading platform under the brand name NYSE Amex Options. NYSE MKT is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE MKT is also a Self-Regulatory Organization.

NYSE Amex Options – "NYSE Amex Options" shall refer to those aspects of the Self-Regulatory Organization and the Trading Facilities business of NYSE MKT licensed to trade Options by the Exchange. The terms "NYSE Amex Options" shall have the same meaning as "Exchange" as that term is defined in Rule 900.2NY.

Primary Business – refers to greater than 50% of the ATP Holder's business.

Remote Market Maker ("RMM") – a Remote Market Maker is an ATP holder who is registered with the Exchange for the purpose of making transactions as dealer-specialist from a location off the Floor of the Exchange. Transactions of Remote Market Makers that are executed through the facilities of the Exchange are deemed to be Market Maker transactions for purposes of Rule 920NY.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Specialist – an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with Rule 920NY and who meets the qualification requirements of Rule 927NY(b). Each Specialist must be registered with the Exchange as a Market Maker. Any ATP Holder registered as a Market Maker with the Exchange is eligible to be qualified as a Specialist.

SECTION - KEY PERSONNEL
Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our options markets.

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Chief Operations Officer ("COO")

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Head of Options Clearing

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Head of Options Connectivity

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

Head of Options Trading

Name: ______________________ CRD: ______________

Phone: ____________________ Fax: ________________

Email: ______________________

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ______________ SEC No.: ______________ CRD No.: ______________

Application Amendment

GENERAL INFORMATION

Name of Applicant Broker/Dealer: ______________________________

Business Address: ______________________________

City ______________ State: ______________ Zip Code: ______________

Business Phone: ______________ Fax: ______________

Website Address: ______________________________

Contact Name: ______________ Title: ______________

Phone: ______________ Fax: ______________

Email Address: ______________________________

TYPE OF ORGANIZATION

☐ Corporation Limited Liability Company Partnership Sole Proprietor

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED WITH AMEX TRADING PERMIT (Check all that apply)

Specialist/e-Specialist	Remote Market Maker (RMM)	Floor Market Maker (FMM)
Floor Broker (FB)	Clearing Services	Proprietary Trading
Agency Trading		

OTHER BUSINESS ACTIVITIES CONDUCTED BY APPLICANT BROKER-DEALER (Check all that apply)

Specialist/e-Specialist	Remote Market Maker (RMM)	Floor Market Maker (FMM)
Floor Broker (FB)	Clearing Services	Proprietary Trading
Agency Trading		

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

NYSE MKT (fka AMEX)	☐ Boston Stock Exchange (BSE)
Chicago Board Options Exchange (CBOE)	☐ Chicago Stock Exchange (CHX)
National Stock Exchange (NSX)	☐ International Securities Exchange (ISE)
Financial Industry Regulatory Authority, Inc. (FINRA)	☐ New York Stock Exchange (NYSE)
Philadelphia Stock Exchange (PHLX)	☐ BATS (BATS)
Nasdaq Stock Market (NQX)	☐ Investors' Exchange LLC (IEX)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NYSE MKT LLC ☐ Other ______________

Applicants for whom NYSE MKT will be the DEA must also complete the ITSFEA Compliance Acknowledgement on page 25 of this application

SECTION 2 – MEMBERSHIP AGREEMENT

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Amex Options, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Amex Options.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Amex Options, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Amex Options to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Amex Options from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Amex Options.

____
Applicant Broker-Dealer

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Print Name	Title

SECTION 3 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[1] and most recent Audited Financial Statements and all examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant Broker-Dealer's capital

___

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB) Yes No

* If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE MKT is your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant Broker-Dealer? Yes (Explain below) No

___

___

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant Broker-Dealer have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?
Yes (Explain below) No

___

___

FINANCIAL ARRANGEMENT

Does the Applicant Broker-Dealer have a financial arrangement with any other Broker-Dealer?

Yes (Explain below) No

___

___

OUTSTANDING DEBT (Check all that apply)

Does the Applicant Broker-Dealer owe money to any of the following?

Any NYSE Amex Options member or member organization or ATP Holder
Any other national securities or commodities exchange or national securities association
Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.

___

___

___ No, the Applicant Broker-Dealer does not owe money to any of the above referenced persons or entities.

[1] Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 4A – ALLIED MEMBER/APPROVED PERSON APPLICATION FOR AN INDIVIDUAL

Allied Member– An individual who is a principal, officer or general partner who controls the applicant organization, and is required to be listed on the Form BD [Art. I, Sec. 3(e)]. On Web CRD, all Allied Members [AM] are required to file a Form U4, or amendment thereto, and a fingerprint card, if not currently registered.

Approved Person – An individual who is neither a regular, options principal, associate or allied member, nor an employee who controls the applicant organization, but is required to be listed on the Form BD [Art. I, Sec. 3(g)]. On Web CRD, all Approved Persons [AP] are required to file a Form U4, or amendment thereto.

I hereby apply as an Allied Member/Approved Person at the NYSE MKT ("Exchange") in accordance with Article IV, Section 1 (c)/(g) of the Constitution of the Exchange, and if elected, hereby pledge myself to abide by its Constitution and Rules as they may from time to time be amended. In consideration of the approval of my application by the Exchange, I submit to the jurisdiction of the Exchange and I recognize and agree that the privilege of being an Allied Member/Approved Person at the Exchange, if granted to me, may be withdrawn by the Exchange at any time for cause and shall immediately terminate when I cease to be either a general partner, employee who controls a member organization, or non-employee who controls a member organization, Limited Liability Company manager or trustee (whichever is applicable) of the above member organization

I authorize and request any and all of my former employers and any other person to furnish to the NYSE MKT and any agent acting on its behalf any information that they may have concerning my character, general reputation, personal characteristics, mode of living and credit worthiness. Moreover, I hereby release each such employer and each such other person from any and all liability of whatever nature by reason of furnishing such information to the NYSE MKT, and any agent acting on its behalf. Further, I recognize that I will be the subject of an investigative consumer report ordered by the NYSE MKT, and I understand that, upon written request within a reasonable period of time, additional disclosure concerning the nature and scope of the investigation will be provided by the Exchange.

I authorize the NYSE MKT to make available to any employer or prospective employer, to any other Exchange or securities organization, or to any federal, state or municipal agency, any information it may have concerning me, and I hereby release the NYSE MKT from any and all liability of whatsoever nature by reason of furnishing such information.

I certify that the answers below are true and correct in all respects.

APPLYING AS: ☐ **ALLIED MEMBER** ☐ **APPROVED PERSON**

Full Name: ____________ Title: ____________ CRD #: ____________

Firm Name: ____________ Phone: ____________

Email: ____________

__ Designated Supervisor of Authorized Traders

Form U4 and fingerprint information is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED MEMBER** ☐ **APPROVED PERSON**

Full Name: ____________ Title: ____________ CRD #: ____________

Firm Name: ____________ Phone: ____________

Email: ____________

Designated Supervisor of Authorized Traders

Form U4 and fingerprint information is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED MEMBER** ☐ **APPROVED PERSON**

Full Name: ____________ Title: ____________ CRD #: ____________

Firm Name: ____________ Phone: ____________

Email: ____________

__ Designated Supervisor of Authorized Traders

Form U4 and fingerprint information is current and accessible for this person on Web CRD™

You may submit multiple copies of this form, if needed

SECTION 4B – APPROVED PERSON ORGANIZATION APPLICATION

Approved Person Organization:
Each organization which controls, is controlled by, or is under common control with, the applicant organization is required to become an approved person organization of the Exchange and be listed on its Form BD [Art. I, Sec. 3(g)].

The Applicant agrees that (1) if any share of stock of the member organization which is not a freely transferable security should at any time be acquired, held or owned by a person not approved by the Exchange, except the estate of a deceased stockholder for such period as may be allowed by the Exchange, or (2) if any person required to be approved by the Exchange as an approved person fails or ceases to be so approved, or (3) if any approved person should violate his agreement with the Exchange, the member organization may be deprived by the Exchange of all the privileges of a member organization.

The Applicant agrees to comply with the provisions of the Constitution and Rule of the Exchange relating to approved persons as shall from time to time be in effect. The Applicant agrees promptly to notify the Exchange, so long as it remains an approved person, of any acquisition or disposition by it of any security of such member organization.

The Applicant agrees that the approval of this application by the NYSE MKT may be withdrawn if, in the opinion of the Exchange the Applicant has:

1. violated any provision of the Constitution or of any rules of the Exchange applicable to it as the same may be from time to time in effect;
2. violated any of its agreements with the Exchange;
3. made any misstatements to the Exchange; or
4. been guilty of (i) conduct inconsistent with just and equitable principles of trade, or (ii) acts detrimental to the interest or welfare of the Exchange.

The Applicant hereby certifies that the (corporation/ partnership/ limited liability company) is authorized to file this approved person application with the Exchange.

As long as the Applicant remains as an approved person of the member organization, the Applicant further agrees to notify that member organization of which it is an approved person of any changes in the information contained herein.

Affiliated Organization Name: ______________________ CRD #: __________

Parent Organization Name: ______________________ CRD #: __________

By: ______________________ Date: __________

Name: ______________________

Title: ______________________

Note: This statement must be signed by a duly authorized individual who is a principal of the parent company.

You may submit multiple copies of this form, if needed

SECTION 5 – REGISTERED TRADERS

Each Applicant is required to register employees and associated persons in accordance with NYSE MKT rules. Pursuant to these Rules, Applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Rule 341. Individual traders of the Applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories[1]☐ on Form U4 including, but not limited to, the following:

AO – Market Maker of the Applicant (Series 57 prerequisite)
AF – Floor Brokers of the Applicant (Series 57 prerequisite)

For Applicants who wish to conduct market making activities remotely through the facilities of the Exchange, below, please list all Authorized Traders who will conduct such activity on behalf of the Applicant.

REGISTERED TRADER INFORMATION

Name of Applicant: ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Specialist / e-Specialist ☐ Remote Market Maker (RMM)
☐ Floor Market Maker (FMM) ☐ Floor Broker (FB)
☐ Market Maker Authorized Trader (MMAT) ☐ Office Nominee (Order Sending & Clearing)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted on WebCRD©
☐ Individual has passed or been granted a waiver of the required examination

REGISTERED TRADER INFORMATION

Name of Applicant: ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Specialist / e-Specialist ☐ Remote Market Maker (RMM)
☐ Floor Market Maker (FMM) ☐ Floor Broker (FB)
☐ Market Maker Authorized Trader (MMAT) ☐ Office Nominee (Order Sending & Clearing)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted on WebCRD©
☐ Individual has passed or been granted a waiver of the required examination

You may submit multiple copies of this page, if needed

SECTION 6 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), NYSE Amex Options ("NYSE Amex Options") may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an ATP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name and CRD number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ______________________ (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE Amex Options shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant Broker-Dealer's application for trading privileges, but that NYSE Amex Options will also perform a complete background check of Applicant Broker-Dealer, and such trading privileges may be immediately revoked by NYSE Amex Options depending on the results of such background check. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to NYSE Amex Options any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor ______________________ Date: ______________________

Print Name: ______________________ Title: ______________________

SECTION 7 - SUPERVISION

Each ATP Holder must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in NYSE MKT Rule 0. ATP applicants must provide a copy of their Written Supervisory Procedures ("WSP") with their Application.

Applicant Broker-Dealer's WSPs are enclosed.

Name and Title of Person responsible for maintaining WSPs: ______________________________

(Please identify the person responsible for maintaining the Broker-Dealer's WSPs, whether or not they are enclosed.)

NYSE MKT Rules state:

(a) Adherence to Law – No Amex Trading Permit Holder or Associated Person of an Amex Trading Permit Holder may engage in conduct in violation of the federal securities laws, the Constitution or the Rules of the Exchange. Every Amex Trading Permit Holder must supervise persons associated with the Amex Trading Permit Holder as to assure compliance therewith.

(b) Supervisory System – Each Amex Trading Permit Holder for whom NYSE MKT is DEA must establish and maintain a system to supervise the activities of its associated persons and the operations of its business. Such system must be reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE MKT Rules. Final responsibility for proper supervision will rest with the Amex Trading Permit Holder. The Amex Trading Permit Holder's supervisory system must provide, at a minimum, for the following:

(1) The establishment and maintenance of written procedures as required by paragraph (c) of this Rule.

(2) The designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the associated persons of the Amex Trading Permit Holder.

(3) The Amex Trading Permit Holder must undertake reasonable efforts to determine that all supervisory personnel are qualified by virtue of experience or training to carry out their assigned responsibilities.

(4) Each Amex Trading Permit Holder must designate and specifically identify to NYSE Amex Options one or more persons who will be responsible for such supervision.

(c) Written Procedures – Each Amex Trading Permit Holder must establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations, and with NYSE Amex Options Rules.

Pursuant to this rule, WSPs should describe the following:

- Specific identification of the individual(s) responsible for supervision – either by name or by title and position.
- The supervisory steps and reviews to be taken by the appropriate supervisor – this process should identify any exception reports and/or other documents being reviewed and the substantive area being reviewed (e.g., limit order protection, trade reporting, etc.). If an ATP Holder employs automated systems as part of its supervisory system, those systems should also be generally described.
- The frequency of such reviews – this should be more specific than simply providing for "a review" or a "review from time to time." The frequency of reviews should be described (i.e., daily, weekly, monthly, quarterly, or annually).
- How reviews will be documented, for example, initialing order tickets or filling out review logs. The procedures should also provide for the documentation of steps taken as a result of supervisory reviews.

For Market Makers, the WSPs and supervisory systems of firms engaged in market making activities must address, at a minimum, trading practice rules (i.e., passive market making, firm quote rule compliance, limit order protection), trading systems, trade reporting, rules compliance and any other material aspect of the firm's market making business. WSPs should include the following subject areas:

- Size conventions
- Coordination of quotations, trades and trade reports
- Improper collaboration and coordination of Market Maker activities
- Failure to honor quotations
- Harassment
- Late and inaccurate trade reporting

ALL AMEX OPTIONS TRADING PERMIT HOLDERS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 8 – CLEARING LETTER OF CONSENT

NOTICE OF CONSENT –To be completed by Clearing ATP Holder of Applicant Broker-Dealer.

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation ("OCC"), and an approved ATP Holder of NYSE Amex Options.

The undersigned Clearing ATP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

______________________________	______________________________
Applicant Broker-Dealer	CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE MKT Rules and may be relied upon by NYSE Amex Options, the NSCC, the OCC, and their respective members. This Notice of Consent shall be subject to NYSE Amex Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ATP Holder.

____
Clearing ATP Holder (Broker-Dealer Name)

____
Clearing ATP Holder (OCC Clearing #)

____
Clearing ATP Holder (NSCC Clearing #)

______________________________	______________________________
Signature of Authorized Officer, Partner or Managing Member of Clearing ATP Holder	Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of ATP Holder
______________________________	______________________________
Print Name / Title	Print Name / Title
______________________________	______________________________
Date	Date

SECTION 9 – NYSE MKT USER AGREEMENT (NYSE AMEX OPTIONS)

This User Agreement, with an Effective Date as of the date executed by NYSE Amex Options LLC. ("NYSE Amex"), is made between NYSE Amex, a Delaware limited liability company, with its principal offices located at 11 Wall Street, New York, NY 10005 and the User, as identified below. NYSE Amex operates a market for options (the "Platform"). NYSE Amex shall provide User with access to the Platform pursuant to the terms of this User Agreement. Use of the Platform is governed by the Rules and this User Agreement.

User: ______________________________

Business Address: ______________________________

Corporate Form: ______________________________

State of Incorporation: ______________________________

Telephone: ____________________ Primary Contact: ____________________

Email: ____________________

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Permit" means an Amex Trading Permit issues by NYSE Amex for effecting approved securities transactions on the Platform.

(c) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(d) "Information" has the meaning set forth in subsection 6(a).

(e) "Rules" means NYSE Amex's operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(f) "User" means the entity, other than NYSE Amex, that has signed this User Agreement.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE Amex grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform.

(b) Restrictions on Use; Security. User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer or agent. User accepts full responsibility for its employee's, customers' and agent's use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. User grants to NYSE Amex a perpetual, non-exclusive, world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents. User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE Amex to perform all of its obligations under this User Agreement and that may be required for User's and NYSE Amex's use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE Amex: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will note violate any applicable law, regulation or the Rules.

Notwithstanding the rest of subsection 2(c), unless otherwise required by law, regulation or governmental authority, Rules or as otherwise agreed to by User, NYSE Amex shall not make information and data supplied by User available outside of the Intercontinental Exchange, Inc. ("ICE") group of companies (other than to their directors or professional advisors pursuant to a non-disclosure agreement) in a manner that would reasonably be expected to directly or indirectly identify User as the source of that information or data.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

3. Compliance

(a) Compliance with the Rules and Law. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will only use the Platform in compliance with the Rules; (iii) it is and will remain responsible for its use of the Platform and the use of the Platform by any of its employees, customers and agents; (iv) it will maintain and keep current a list of all Authorized Traders who may obtain access the Platform on behalf of the User; and (v) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform. User represents and warrants that it will comply with all applicable laws and regulations.

(b) Monitoring. NYSE Arca may monitor the User's use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE Arca and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, arising from or as a result of User's breach of its obligations under this User Agreement or otherwise from its use of the Platform. NYSE Arca may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE Arca, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE Arca or increase the obligations assumed by NYSE Arca under this User Agreement, and 2) which does not include an unconditional release of NYSE Arca by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE Amex to continue or support any aspect of the Platform in its current form or previous forms. NYSE Amex may from time to time make additions, deletions or modifications to the Platform. NYSE Amex may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE Amex may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE Amex or its licensors. User shall attribute the source as appropriate under all circumstances.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform incorporate confidential and proprietary information developed, acquired by or licensed to NYSE Amex, including confidential information of NYSE Arca or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). The receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE Amex. User consents to NYSE Amex disclosing: (i) Information in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of the NYSE Arca or ICE.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

7. Disclaimer of Warranty

THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM BY NYSE ARCA OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE ARCA OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE AMEX IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE AMEX IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRASACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AMEX AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM OR ITS USE. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AMEX AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM THE PERFORMANCE OF THEIR OBLIGATIONS UNDER THIS USER AGREEMENT, WHETHER LIABILITY IS BASED ON BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE Amex may terminate this User Agreement immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE Amex determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE Amex determines that continued provision of access will contravene any local, state, federal or international law or regulation, (v) NYSE Amex is notified that User is no longer a Permit Holder in good standing with NYSE Amex or otherwise is no longer authorized to access the Platform, or (vi) termination of, expiration of or suspension of services under User's Common Access Point ("CAP") Agreement or Connectivity Questionnaire, as applicable. Either party may terminate this User Agreement for convenience upon thirty (30) days' written notice to the other party. Upon the termination of this User Agreement for any reason, all rights granted to User under this User Agreement cease. The provisions of Sections and subsections 2(c), 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement does not relieve User of any obligations incurred through its use of the Platform.

SECTION 9 – NYSE MKT USER AGREEMENT (CONTINUED)

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement or any of its rights or obligations under this User Agreement without NYSE Amex's prior approval. NYSE Amex may assign or transfer this User Agreement or any of its rights or obligations under this User Agreement to a related or unrelated party upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE Amex's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE Amex at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with the Rules, all agreements required by the Rules and all other agreements entered into related to User's access or use of the Platform constitute the entire agreement between the parties with respect to use of the Platform.

(b) This User Agreement is governed by and construed under the laws of the State of New York, without regard to choice of law principles. All controversies or claims that are subject to arbitration under the Rules must be submitted to arbitration in New York, New York pursuant to the applicable Rules. This requirement for arbitration does not prevent NYSE Amex for any reason or either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction. If the Rules do not require arbitration for a controversy or claim, then the parties agree that the controversy or claim arising out of or relating to this User Agreement or the breach of this User Agreement must be tried in a court of competent jurisdiction in the State and County of New York, and the parties consent to the exclusive personal jurisdiction of these courts. Nothing in this section 13(b) limits the right of NYSE Amex to commence proceedings against a non-U.S. User in any other court of competent jurisdiction in which the non-U.S. User is located. User may not bring an action arising out of this User Agreement or any claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(c) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(d) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(e) From time to time, NYSE Amex may use or refer to User in advertising, publicity, promotional, marketing or other materials, media or activities, and User grants NYSE Amex a limited license to use User's name, trade name, trademark, service mark, log and any other designation in connection with this use.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE Amex's affiliates for the purposes of section 3(d), there are no third party beneficiaries to this User Agreement.

SECTION 9 – NYSE MKT USER AGREEMENT (CONTINUED)

(i) NYSE Amex may, in its sole discretion, amend any provision of this User Agreement by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE Amex. The User expressly agrees that this provision is a condition of the User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE Amex at all times.

(j) NYSE Amex may further amend the provisions of this Agreement by notice. The amendment to this User Agreement contained within this notice will be effective one (1) month subsequent to receipt of the notice by the User, unless the User raises a substantive objection to the amendment before the effective date of the amendment. If the User raises a subsequent objection prior to the effective date of the amendment, then NYSE Amex may suspend the User's access to the Platform from the effective date of the amendment until the time that the User has confirmed its acceptance of the relevant amendment in writing to NYSE Amex. In the event that the User has not signified its acceptance of the amendment in writing to NYSE Amex by the date six (6) months subsequent to the effective date of the amendment, then NYSE Amex reserves the right to terminate this User Agreement on one (1) month's notice to the User.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE Amex to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE Amex to User in connection with this Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE Amex or an affiliate of NYSE Amex of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

____
(Company Name)

By (Signature): ______________________

Name: ______________________

Title: ______________________

Date: ______________________

Accepted on behalf of NYSE Amex Options LLC:

By (Signature): ______________________

Name: ______________________

Title: ______________________

Date: ______________________

With Notices To:

User Name: ______________________

Contact Name: ______________________

Address: ______________________

City, State, Zip: ______________________

Email: ______________________

NYSE Amex Options LLC

Attention: Client Relationship Services

353 N. Clark, 31st Floor

Chicago, IL 60654

crs@nyse.com

SECTION 10A– ITEMS TO BE INCLUDED IN A LLC OPERATING AGREEMENT

1. Statement of the nature of business of LLC
2. Capital contributions must be set forth, and must include the following: (A) provisions concerning withdrawal of capital as contained in **Rule 300(b)** and (B) interest on capital contributions, if any.
3. Division of profits and losses must be set forth.
4. Provision for payment of dues and charges, if any.
5. Provisions governing dissolution-method of liquidation.
6. Provision that true and complete books of account and records are kept and are available **(Rule 302)**.
7. Arbitration provision **(Article VIII, Sections 1 & 2)**.
8. Provision requiring advance notice of retirement of LLC member or of dissolution of firm **[Article IV, Section 2(r)]**.
9. Provision permitting continuance of business of LLC in the event of death of any member or only the member specified in the Operating Agreement; use and proceeds provisions, if applicable **(Article IV, Section 6)**.
10. Provision permitting the interest of a deceased member to be considered, without interruption after his death, as a part of the capital of the continuing or successor firm for a special period, if applicable **[Rule 300(c)]**.
11. All other provisions required by applicable law governing partnerships.
12. ***An executed copy of the Operating Agreement (and all Amendments thereto).***
13. ***An executed copy of the Articles of Organization, certified by the Secretary of State/Certificate of Conversion.***

SECTION 10B – ITEMS TO BE INCLUDED IN A LIMITED PARTNERSHIP AGREEMENT

1. Statement of the nature of business of partnership.
2. Capital contributions must be set forth, and must include the following: (A) provisions concerning withdrawal of capital as contained in **Rule 300(b)**; and interest on capital contributions, if any.
3. Division of profits and losses must be set forth.
4. Provision for payment of dues and charges, if any.
5. Provisions governing dissolution-method of liquidation
6. Provision that true and complete books of account and records are kept and are available **(Rule 302)**.
7. Arbitration provision **(Article VIII, Sections 1 & 2)**.
8. Provision requiring advance notice of retirement of partner or of dissolution of firm **[Art. IV, Section 2(r)]**.
9. Provision permitting continuance of business of partnership in the event of death of sole member general partner; use and proceeds provisions, if applicable **(Article IV, Section 6)**.
10. Provision permitting the interest of a deceased partner to be considered, without interruption after his death, as a part of the capital of the continuing or successor firm for a special period, if applicable **[Rule 300(c)]**.
11. All other provisions required by applicable law governing partnerships.
12. ***An executed copy of the Partnership Agreement (and all Amendments thereto).***
13. ***An executed copy of the Certificate of Limited Partnership, certified by the Secretary of State.***

SECTION 10C – ITEMS TO BE PROVIDED BY CORPORATION

1. Copies of any and all agreements or other documents and amendments thereto relating to the business or affairs of the member corporation between a member corporation and any of its stockholders or between any of the members or approved persons of a member corporation (other than agreements relating to ordinary securities and commodities transactions [Rule 310(b)]
2. An executed copy of the Charter or Certificate of Incorporation, (an all Amendment thereto), certified by the Secretary of State. [Rules 310(b) & 356].
3. An executed copy of the by-laws (and all Amendments thereto) certified by the Secretary of the corporation or other executive officer [Rule 356].
4. Certified list of all holders of record of each class of stock, giving name and address of the holder and the number of shares of each class of such stock held. [Rule 310(c)(1)]
5. Copy of certificate(s) of each class of stock issued or authorized by the Corporation, in accordance with provisions as stated in Rule 312(c)(1)(2)

SECTION 11 – INDIVIDUAL REGISTRATION

Provide the information requested below for each of the requested individuals associated with the Applicant ATP Holder. Applicants subject to Exchange Act Rule 15c3-1are required to have a designated Series 27 licensed principal.

Additionally, any Floor Broker or Floor Clerk seeking to conduct a limited public business must be registered as an Authorized Trader. Authorized Traders are required to have successfully passed the Series 7 examination, pursuant to NYSE Amex Options Rule 930NY(b)(1)(A). Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the Applicant to the Central Registration Depository ("Web CRD®") for review by the NYSE MKT.

For individuals required to be disclosed below who do not have required information available on Web CRD®, the Applicant may be required to submit an investigation fee of $125 per individual.

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name: ______________________ CRD#: ______________________

Business Address: ____

Phone: ________________ Fax: ____________ Email: ________________

AUTHORIZED TRADER

Name: ______________________ CRD#: ______________________

Business Address: ____

Phone: ________________ Fax: ____________ Email: ________________

AUTHORIZED TRADER

Name: ______________________ CRD#: ______________________

Business Address: ____

Phone: ________________ Fax: ____________ Email: ________________

AUTHORIZED TRADER

Name: ______________________ CRD#: ______________________

Business Address: ____

Phone: ________________ Fax: ____________ Email: ________________

AUTHORIZED TRADER

Name: ______________________ CRD#: ______________________

Business Address: ____

Phone: ________________ Fax: ____________ Email: ________________

Additional Authorized Traders are submitted in a separate copy of this section attached hereto.

NYSE MKT LLC

DEA Application Requirements

SECTION 12 – DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS

ITSFEA COMPLIANCE ACKNOWLEDGMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with NYSE MKT LLC along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ____

SEC #. ______________________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in NYSE MKT Rule 1.1(d)) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of NYSE MKT Rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of NYSE MKT Rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of NYSE MKT Rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The Individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to the NYSE MKT), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of NYSE MKT Rule 3.

______________________________	______________________________
Signature of Authorized Officer, Partner or Managing Member of Clearing ATP Holder	Date
______________________________	______________________________
Print Name	Title

NYSE Amex Options

TERMINATION OF ORDER SENDING & CLEARING FIRM

To: NYSE Amex Client Relationship Services Department

From: ______________________________
ATP Member Firm

Re: ______________________________
ATPID **Acronym(s)**

Type of ATP:

☐ Clearing Firm ☐ Order Sending Firm

Date of Termination:______________________________(Close of Business)

☐ Temporary Termination (1-120 days)
– Date of Return: ______________________________

☐ Permanent Termination

____
Authorized Signature of ATP Firm **Date**

Checklist for Terminating an ATP Order Sending & Clearing Firm

1. ATP holders must notify the Exchange no later than one (1) business day in advance of the proposed termination date.

2. Temporary terminations cannot exceed 180 days.

ATP Request Form

This form should be used to request an Amex Trading Permit ("ATP") and to assign that ATP to a designated individual of an ATP Firm. This form designates the below individual as an ATP Holder on behalf of that firm, and must be executed prior to the commencement of trading of that individual. This form must be approved by NYSE Amex Options' Client Relationship Services Department. A separate form must be executed for each ATP Holder.

Please issue ___________________________ ("ATP Firm")
(name of ATP Firm)

______ Amex Trading Permit(s), effective ______________ (open of business).
(number of ATPs being requested) ***(effective date)***

(This)/(these) ATP(s) will be held in the name of

_______________________ ("ATP Holder"), hereby established as an ATP Holder, until further notice.
(name)

☐ (This is a) / (these are) new or additional ATP(s) of the ATP Firm
☐ (This is an) / (these are) existing ATP(s) of the ATP Firm; this form is being executed to assign said ATP(s) to the above referenced ATP Holder.

Type of Business activity to be conducted with this/these ATP(s):

☐ Specialist/e-Specialist ☐ Remote Market Maker (RMM) ☐ Floor Market Maker (FMM)

☐ Clearing Services ☐ Proprietary and/or Agency Trading

☐ Floor Broker (FB) - If Floor Broker (FB) is checked, do you require a LiquidPoint Login? ☐ Yes ☐ No

The ATP Firm acknowledges that it will be held liable for all Exchange obligations, including all obligations arising in connection with transactions effected on NYSE Amex Options, all obligations owed to NYSE Amex Options or any subsidiary of NYSE MKT LLC, the payment of all NYSE Amex Options fees and charges, and all obligations accruing in the course of the ATP Firm's and the ATP Holder's NYSE Amex Options business.

The ATP issued pursuant to NYSE Amex Options' acceptance of this form will be associated with the ATP Firm until terminated pursuant to the termination provisions delineated in NYSE Amex Options' rules.

Signature of ATP Holder: ______________________________

Telephone Number of ATP Holder: ____________________ ***Email Address:*** ____________________

Authorized Signature for ATP Firm: ______________________________

Print Name of Authorized Signatory: ______________________________

Telephone Number of Authorized Signatory: ________________ ***Email Address:*** ____________________

Date: ________________

Clearing member authorization for electronic collection of NYSE Amex Options invoices for this ATP:

Name of Clearing Firm ______________________________

OCC Account Number______________________________

Updated May 2012

NYSE Amex Options

Specialist / eSpecialist Application

APPLICATION FOR SPECIALIST / e-SPECIALIST REGISTRATION - EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Allocation - on a form or forms prescribed by the Exchange, a registered Specialist/e-Specialist must apply for an Allocation, having the obligations hereunder, and of Rule 927NY, in one or more option classes.

Applicant – the Broker-Dealer applying as a registered Specialist/e-Specialist or amending this form to become a registered Specialist/e-Specialist.

Appointment - on a form or forms prescribed by the Exchange, a registered Specialist/e-Specialist must apply for a Primary Appointment, having the obligations hereunder, and of Rule 927NY, in one or more option classes.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an ATP Holder or any person directly or indirectly controlling, controlled by or under common control with an ATP Holder.

Control – (as defined on Form BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE MKT LLC. is a participant of this system.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a registered Broker-Dealer's examining authority, when the Broker-Dealer is a Member of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Direct Owners/Executive Officers – Allied Persons and Approved Persons, as those terms are defined by NYSE MKT Rule 0, respectively, and generally refer to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Eligible Issues – an Specialist/e-Specialist may be allocated any one or more of the options issues opened for trading at the Exchange.

e-Specialist– an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Rules 927.4NY-927.6NY.. Each e-Specialist must be registered with the Exchange as a Market Maker.

Financial Arrangement – (1) the direct financing of an ATP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Specialist – an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Rule 920NY, and who meets the qualification requirements of Rule 927NY(b). Each Specialist must be registered with the Exchange as a Market Maker. Any ATP Holder registered as a Market Maker with the Exchange is eligible to be qualified as a Specialist.

Remote Market Maker ("RMM") – a Remote Market Maker is an ATP Holder who is registered with the Exchange for the purpose of making transactions as dealer-specialist from a location off the Floor of the Exchange. Transactions of Remote Market Makers that are executed through the facilities of the Exchange, in accordance with the rules of the Exchange, are deemed to be Market Maker transactions for purposes of Rule 920NY.

Floor Market Maker ("FMM") - a Floor Market Maker is a registered Market Maker who makes transactions as a dealer-specialist while on the Floor of the Exchange and provides quotations: (A) manually, by public outcry, and (B) electronically through an auto-quoting device.

Market Maker – a Market Maker shall refer to an ATP Holder that acts as a Market Maker pursuant to Rule 920NY.

APPLICATION FOR SPECIALIST / e-SPECIALIST REGISTRATION - EXPLANATION OF TERMS (continued)

Market Maker Authorized Trader ("MMAT") – a Market Maker Authorized Trader shall mean an authorized trader who performs market making activities pursuant to Rule 920NY on behalf of an ATP Holder registered as a Remote Market Maker.

NYSE MKT LLC ("NYSE MKT", the "Exchange", or the "Corporation") - a Delaware limited liability corporation. The Exchange offers an options trading platform under the brand name NYSE Amex Options. NYSE MKT LLC is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE MKT LLC. is also a Self-Regulatory Organization.

NYSE Amex Options – "NYSE Amex Options" shall refer to those aspects of the Self-Regulatory Organization and the Trading Facilities business of NYSE MKT LLC licensed to trade Options by the Exchange. The term "NYSE Amex Options" shall have the same meaning as "Exchange" as that term is defined in Rule 900.2NY.

Quotations – ATP Holders who are registered as Specialist/e-Specialists are required by Rule 925.1NY to generate and automatically update two-sided market quotations throughout the trading day in each of their appointed issues for 90% of the time the Exchange is open for trading in each issue.

Self-Regulatory Organization ("SRO") - each national securities exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules

APPLICATION FOR SPECIALIST / e-SPECIALIST REGISTRATION - EXPLANATION OF TERMS

Filing Requirements
Prior to submitting the Application to become a Specialist/e-Specialist, an applicant Broker-Dealer must have completed the Amex Trading Permit ("ATP") application, identifying "Specialist" or "e-Specialist" as a business to be conducted on NYSE Amex Options. A firm will not be eligible for approval as a Specialist/e-Specialist until after their ATP application, with this indication, is approved.

Checklist
Applicant ATP must complete and submit all materials as required in the Application Checklist (page 4) to CRS@nyse.com

If you have questions regarding the application, you may direct them to Client Relationship Services:
Email: CRS@nyse.com; Phone: 212.896.2830 option 5.

Application Process

- Following submission of the Specialist/e-Specialist Application and supporting documents, NYSE Amex Options will review the application for completeness, assess the firm's capital sufficiency, review registration and disclosure information for the Applicant and each listed Specialist/e-Specialist.
- Applicant is required to consult with an NYSE Amex Options representative to determine the most beneficial connectivity option. NYSE Amex Options will then coordinate the connectivity between the Applicant Broker Dealer and the Exchange.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the applicant Broker-Dealer has an associated person(s) with a possible statutory disqualification, NYSE Amex Options will contact the representative of the applicant Broker-Dealer to discuss the statutory disqualification process.
- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the applicant Broker-Dealer will be contacted by NYSE Amex Options for further information.
- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE Amex Options for approval or disapproval without delay.
- NYSE Amex Options will promptly notify the Applicant in writing of their decision.
- Upon approval and once connectivity is established, your NYSE Amex Options representative will inform you of your ability to trade.
- In the event an applicant Broker-Dealer is disapproved by NYSE Amex Options, the applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE MKT Section 9A Rule 475. A disapproved applicant desiring an opportunity to be heard shall file a written application with the Secretary of the Corporation within thirty (30) calendar days after such action has been taken

APPLICATION CHECKLIST AND FEES - NEW NYSE AMEX OPTIONS SPECIALIST/e-SPECIALIST	
☐	Approved Amex Trading Permit (ATP) Application
☐	Application for Specialist/e-Specialist, Sections 1 through 5
☐	Form U4 and fingerprint cards for each Specialist/e-Specialist listed in Section 3 are available on Web CRD®
☐	Proof of successful completion of NYSE Amex Options Market Maker Examination for each Specialist/e-Specialist listed in Section 3; or
☐	Request for Waiver has been granted.
☐	Financial Documentation
•	Four (4) Most Recent FOCUS Reports[1] and Most Recent Audited Financial Statements, if applicable
•	Most Recent Balance Sheet and Capital Computation[2]
•	Six Month Profit/Loss Projection[2]
•	Subordination Agreements, if applicable[2]
☐	All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years
☐	Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

[2] Required for NYSE MKT -DEA Broker-Dealers only

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ________________ SEC No.: ________________ CRD No.: ________________

☐ Application ☐ Amendment

GENERAL INFORMATION

Name of Applicant ATP Firm: ____

Business Address: ____

City ________________________ State: ____________ Zip Code: ____________

Business Phone: ________________________ Fax: ________________________

Contact Name: ________________________ Title: ________________________

Phone: ________________________ Fax: ________________________

Email Address: ________________________________

ATP APPROVAL STATUS

☐ Applicant organization is currently an approved Amex Trading Permit Holder and Market Maker with NYSE Amex Options.*

* All Specialist/e-Specialist applicants must be approved ATP Holders and Market Makers with NYSE Amex Options.

NET CAPITAL

Amount ________________________ As of Date: ________________________

FOCUS Report Line Item* ________________________

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note

☐ Cash ☐ Subordinated Loan ☐ Clearing/Good Faith Deposits

☐ Other ________________________________

* Submitting the firm's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section.

SECURITIES

Estimate the number of issues in which the Applicant intends to become registered as a Specialist/e-Specialist: __________

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking ☐ Public Securities Business

☐ Proprietary Trading ☐ Equities Market Maker

☐ Other ________________________________

SECTION 2 – OTHER AFFILIATIONS

Is the Applicant a Dealer/Specialist/e-Specialist or Market Maker on a registered national securities exchange(s) or association?

☐ Yes ☐ No

If yes, provide the following information:

SRO: ______________________

Operating Capacity: ______________________

List Securities: ______________________ ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

SRO: ______________________

Operating Capacity: ______________________

List Securities: ______________________ ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

SRO: ______________________

Operating Capacity: ______________________

List Securities: ______________________ ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

______________________ ______________________

SECTION 3 - INFORMATION FOR SPECIALISTS / e-SPECIALISTS

Specialist/e-Specialists are subject to all applicable State and Federal Laws, and the rules promulgated thereunder, as well as the Rules of NYSE Amex Options. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including, but not limited to, those referenced below. In particular, please refer to NYSE MKT Options Rule 3 (j) General Prohibitions and Duty to Report and also determine whether Rule 927NY applies to your firm.

NYSE Amex Options Rule 927NY(b): Qualification of Specialists

(1) Qualification of Specialists. The qualification of Specialists shall be conducted by the Exchange. The Specialist Qualification Process is as follows:

(A) Applications for qualification as a Specialist shall be general and shall not specify a particular option issue or issues. Applicants for qualification as a Specialist may present any matter they wish the Exchange to consider in conjunction with its decision. The Exchange may require that presentation to be solely or partially in writing, and may require the submission of additional information from an applicant, ATP Holder, or any person associated with an ATP Holder.

(B) The Exchange may also specify one or more conditions on the applicant with respect to any representations made in the application process, including but not limited to representations regarding capital operations, personnel or technical resources.

NYSE Amex Options Rule 927NY(c): Obligations of Specialists

Each Specialist must meet the following obligations:

(1) Assure that disseminated market quotations are accurate;
(2) Honor guaranteed markets, including markets required by Rule 970NY and any better markets pledged during the allocation process;
(3) Generate and automatically update two-sided market quotations with size in all appointed series through the Specialists own proprietary autoquoting system;
(4) Fulfill general Market Maker obligations under Rules 925NY and 925.1NY;
(5) With respect to trading as a Market Maker, effect trades that have a high degree of correlation with the overall pattern of trading for each series in the option issues involved;
(6) Participate at all times in any automated execution system that is in effect in designated option issues;
(7) Make FLEX Quotes in response to a specific Request for Quotes in appointed classes of FLEX Equity Options whenever in the opinion of the FLEX Post Official the interests of a fair, orderly and competitive market are best served by such action.
(8) Maintain communications with member firms in order to respond to suggestions and complaints;
(9) Respond to competition by offering competitive markets and competitively-priced services.
(10) Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more Specialists are associated with each other and deal for the same Specialist account, this requirement will apply to such Specialists collectively, rather than to each Specialist individually;
(11) Fully satisfy conditions of appointments pursuant to Subsection (b)(1)(B) of this Rule;
(12) Promptly inform the Exchange of any material change in financial or operational condition or in personnel.

SECTION 3 - INFORMATION FOR SPECIALISTS / e-SPECIALISTS (Continued)

NYSE Amex Options Rule 927.4(a) – e-Specialist

(a) Designation as an e-Specialist. The Exchange may designate e-Specialists in an options class to fulfill certain obligations required of Specialists. The Exchange shall determine the appropriate number of approved e-Specialists per option class. Factors to be considered in approving e-Specialists include any one or more of the following:

(i) adequacy of resources including capital, technology, and personnel;
(ii) history of stability, superior electronic capacity, and superior operational capability;
(iii) market making and/or specialist experience in a broad array of securities;
(iv) ability to interact with order flow in all types of markets;
(v) existence of order flow commitments.
(vi) willingness to accept allocation as an e-Specialist in options in at least 400 underlying securities; and
(vii) willingness and ability to make competitive markets on the Exchange and to promote the Exchange in a manner that is likely to enhance the ability of the Exchange to compete successfully for order flow in the options it trades.

In selecting an applicant for approval as an e-Specialist, the Exchange may place one or more conditions on the approval concerning the operations of the applicant and the number of option classes which may be allocated to the applicant.

Each e-Specialist shall retain its approval to act as an e-Specialist until the Exchange relieves the e-Specialist of its approval and obligations to act as an e-Specialist or the Exchange terminates the e-Specialist's approval to act as an e-Specialist pursuant to Exchange Rules. An e-Specialist may not transfer its approval to act as an e-Specialist unless approved by the Exchange.

NYSE Amex Options Rule 927.5 – e-Specialist Obligations

Each e-Specialist shall fulfill all of the obligations of a Market-Maker and of a Specialist under the Rules and shall satisfy each of the following requirements:

(a) meet the quoting obligations of Rule 925NY and 925.1NY(b);
(b) assure that its market quotations are accurate;
(c) continue to act as an e-Specialist and to fulfill all of the e-Specialist's obligations as an e-Specialist until the Exchange relieves the e-Specialist of its approval and obligations to act as an e-Specialist;
(d) make competitive markets on the Exchange and otherwise to promote the Exchange in a manner that is likely to enhance the ability of the Exchange to compete successfully for order flow in the classes it trades;
(e) immediately notify the Exchange of any material operational or financial changes to the e- Specialist organization as well as obtain the Exchange's approval prior to effecting changes to the ownership, capital structure, voting authority, distribution of profits/losses, or control of the e- Specialist organization.

SECTION 4 – REQUIRE INFORMATION & ACKNOWLEDGEMENT

The undersigned, applying for registration as a Specialist/e-Specialist, accepts full responsibility for having knowledge of and adhering to all applicable rules and regulations governing the trading facility of NYSE Amex Options, including its subsidiaries and affiliates. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered Specialist/e-Specialist firm rather than to each SPECIALIST/E-SPECIALIST individually.
2. Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more Specialists/e-Specialists are associated with each other and deal for the same Specialist/e-Specialist account, this requirement will apply to such Specialist/e-Specialists collectively, rather than to each Specialist/e-Specialist individually.
3. The Specialist/e-Specialist's clearing firm will provide daily equity information to the Financial and Operational Compliance Department for Specialist/e-Specialist cash or liquid asset position review.
4. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to NYSE Amex Options' Financial & Operational Compliance Department ("FOCD") for Market Maker capital compliance review.
5. Provide detailed financial reports and such other operational reports to NYSE Amex Options' FOCD as it may require.
6. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of NYSE Amex Options.
7. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE MKT rules. Such written procedures shall at all times be available for inspection by NYSE Amex Options staff.
8. Be responsible for designating an approved Specialist/e-Specialist to act as a backup Specialist/e-Specialist in our absence and notify the Corporation of such designation, pursuant to rule 927NY. The designated backup Specialist/e-Specialist must be an approved Specialist/e-Specialist in good standing and have sufficient capital to meet the capital requirements of the Specialist/e-Specialist being backed up, as well as their own. If necessary, more than one Specialist/e-Specialist may be needed or selected to act as an appropriate backup.

ADDITIONAL REQUIRED DOCUMENTS

In addition to the information requested in the ATP Application, the Applicant is requested to provide the following information, if it has not already done so:

- A list of any other communication equipment that Specialist/e-Specialists can access to route orders in securities to other markets for execution. Provide the location of such terminal(s) and a description of the use of the terminal(s) and the business transmitted through it.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor ______________________ Date: ______________________

Print Name: ______________________ Title: ______________________

AUTHORIZED ACKNOWLEDGEMENT OF THE APPLICANT'S CLEARING FIRM

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Clearing Firm Representative: ______________________ Date: ______________________

Print Name: ______________________ Title: ______________________

Clearing Firm: ______________________ OCC#: ______________________

NYSE Amex Options - Designated Give-up Notification Form

---

1. ATP Firm Information

ATP Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced ATP Firm requests NYSE Amex Options to enable (or disable) give-ups for the following Clearing Members (***NOTE***: *Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).*				Enable Give Up	Disable Give Up
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐

ATP Holder represents that it has appropriate policies and procedures applicable to the clearing and settlement of transactions executed pursuant to this agreement and NYSE MKT Rule 961.

ATP Holder represents that it has a valid Clearing Letter of Consent or Letter of Authorization on file with NYSE Amex Options.

Print Name and Title of Authorized Signatory			
Signature		Date	

Please return to Client Relationship Services via email CRS@nyse.com.

Revised August 2015

NYSE Amex Options
Floor Broker's Letter of Authorization

This Letter of Authorization is made as of ______________________ , 20 ________________________

by ____ "Clearing Member"

in respect of ______________________________________ "ATP Firm"

on behalf of ___________________ the "Floor Broker.

WHEREAS Floor Broker is an ATP Holder of NYSE Amex Options ("Exchange"), and Clearing Member is an ATP Holder of the Exchange and member of Options Clearing ("Clearing Corporation"); and

WHEREAS Floor Broker is registered with the Exchange as a Floor Broker pursuant to NYSE Amex Options Rule 931NY, and Floor Broker desires that options transactions effected by it on the Exchange be cleared through the Clearing Corporation by Clearing Member, and

WHEREAS ATP Firm has requested Clearing Member to issue a Letter of Authorization for Floor Broker;

NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, the Clearing Member hereby agrees, for the benefit of Clearing Corporation and the Exchange, and their respective members, that Clearing Member shall accept full financial responsibility for the clearance of the Exchange options transactions made by Floor Broker when the name of Clearing Member is given up.

This Letter of Authorization shall remain in effect until a written notice or revocation has been received by the Exchange.. If such written notice has not been received a least one hour prior to the opening of trading on a particular business day, such revocation shall not become effective until the close of trading on such day. A revocation shall not relieve Clearing Member of responsibility for transactions guaranteed prior to the effective time of such revocation.

Executed counterparts of this Letter of Authorization shall be filed with the Exchange. This agreement may not be revoked or terminated except as stated above, and this agreement shall not be modified or amended by any other instrument (whether heretofore or hereinafter executed) unless the approval of the Exchange is noted thereon.

WITNESS the due execution of the Letter of Authorization as of the day first above written.

______________________________	______________________________
Print name of Authorized Signatory of Floor Broker's ATP Firm	Print name of Clearing Member
______________________________	______________________________
Signature of Authorized Signatory of Floor Broker's ATP Firm	Print name of Authorized Signatory of Clearing Member
______________________________	______________________________
	Signature of Authorized Signatory of Clearing Member

ATP HOLDER NOTIFICATION OF OFF BOARD TRANSFER OF POSITIONS

ATP Holder________________________________ **CRD#**____________________

Pursuant to NYSE Amex Options Rule 957NY(d) the ATP Holder identified above intends to participate in an off-board transaction by transferring securities positions from one trading account to another account in a manner other than trading on the floor of a national securities exchange.

Proposed Transfer Date:	
Briefly explain the purpose of this Position Transfer:	
Option or Stock Symbols of the positions to be transferred:	

The accounts and ATP Holders owning and controlling the accounts involved in this position transfer include:

Positions will be transferred From Account #	
Owned/Controlled by: (Name of ATP Holder)	
Positions will be transferred To Account #	
Owned/Controlled by: (Name of ATP Holder)	

The net effect on **open interest** as a result of this transfer in securities positions will be:

☐ No effect on open interest	Approximately ______ % effect on open interest

If all ownership and control of the transferred positions will be relinquished to a person or entity that is not a registered ATP Holder, this form may not be used.

The undersigned hereby represents that the information contained herein is true, correct and complete.

______________________________ ______________________________
Print Name of Authorized Person Title

______________________________ ______________________________
Signature Date

Submit scan and return this form to: - Client Relationship services at crs@nyse.com

Reviewed by: ________________________________ on ____________________

____

July 2015

NYSE Amex Options

Registered Trader & Nominee Application

Revised January 2016

REGISTERED TRADERS

Each Applicant is required to register employees and associated persons in accordance with NYSE MKT LLC rules. Pursuant to these Rules, Applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Rule 341. Individual traders of the Applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4 including, but not limited to, the following:

- **AO** – Market maker of the Applicant (Series 57 prerequisite)
- **AF** – Floor Brokers of the Applicant (Series 57 prerequisite)

For Applicants who wish to conduct market making activities electronically through the facilities of the Exchange, below, please list all Authorized Traders who will conduct such activity on behalf of the Applicant.

APPLICANT FIRM INFORMATION

Firm Name: ______________________ CRD: ______________

Type of Business: ______________________

Contact Name: ______________________ Title: ______________

Phone: ______________________ Email: ______________

REGISTERED TRADER / NOMINEE INFORMATION

Name of Applicant: ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

- ☐ Specialist / e-Specialist
- ☐ Remote Market maker (RMM)
- ☐ Floor Market Maker (FMM)
- ☐ Floor Broker (FB)
- ☐ Market Maker Authorized Trader (MMAT)
- ☐ Office Nominee

APPLICATION CHECKLIST

- ☐ Form U-4 and Fingerprint card has been submitted directly to FINRA, if not currently available on WebCRD©
- ☐ Individual has passed or been granted a waiver of the required examination

AUTHORIZED ACKNOWLEDGEMENT OF APPLICANT FIRM

______________________ ______________________

Signature of Authorized Officer, Partner, Managing Member — Date

______________________ ______________________

Print Name — Title

APPLICANT AGREEMENT

The undersigned applicant represents that the information and statements contained herein, including the attachments hereto, and other information filed herewith, all of which are parts hereof, are current, true and complete

______________________ ______________________

Signature of Applicant — CRD#

______________________ ______________________

Print Name — Title

New York Stock Exchange LLC and NYSE MKT LLC
Member / Floor Clerk Application

Incomplete applications will not be accepted. Applications will not be approved without fingerprint clearance, U-4 and WebCRD™ ("CRD") registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name: ____________________ CRD: ____________________

Title / Trading Floor Position: ____________________ DOB: ____________________

Phone: ____________________ Email: ____________________

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ____________________ CRD: ____________________

Primary Contact Name: ____________________ Title: ____________________

Phone: ____________________ Email: ____________________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Check all that apply)

- ☐ Member (ME)
- ☐ Floor Broker
- ☐ Floor Clerk (FL)
- ☐ Designated Market Maker

Badge #
(if applicable): ____________________ Floor Location: ____________________

APPLICATION CHECKLIST

- ☐ A Form U-4 requesting appropriate registrations (ME or FL) have been submitted to FINRA through CRD (See above for appropriate registration type for business activity.)
- ☐ A Fingerprint Card is available on CRD
- ☐ Individual has passed or been granted a waiver of the required examination
  ME / FL – (Series19 prerequisite)

Do you have any reportable events on the U-4 submitted to FINRA through CRD? ☐ Yes ☐ No

FOR MEMBERS / FLOOR CLERKS

Expected Start Date, if known:	
Are you currently active on the NYSE Trading Floor?	☐ Yes ☐ No
If No, have you ever been active on the NYSE Trading Floor in the past?	☐ Yes ☐ No
Enter the last date you were active on the Trading Floor (if applicable)	
Have you been on the Trading Floor within the last 6 months?	☐ Yes ☐ No
If No, have you completed the NYSE Floor Orientation Program within the last 6 months?	☐ Yes ☐ No
If No, are you currently enrolled in the NYSE Floor Orientation Program? Enter the start and ending dates of the NYSE Floor Orientation Program you will attend (if applicable) If No, contact Trading Floor Education & Outreach, c/o Michelle Liguori at michelle.liguori@nyse.com or 212.656.5388 to schedule enrollment	☐ Yes ☐ No Start Date: __________ End Date: __________

New York Stock Exchange LLC and NYSE MKT LLC
Member / Floor Clerk Application

AUTHORIZED ACKNOWLEDGEMENT

I authorize New York Stock Exchange LLC and NYSE MKT LLC (collectively referred to as "the Exchange") and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Proposed Applicant Signature ______________________ Date ______________________

MEMBER ORGANIZATION ACKNOWLEDGEMENT

The undersigned Member Organization agrees with the Exchange and each other Member and Member Organization that, until such authority is properly terminated by a minimum of one business day's written notice to the Exchange, the Individual identified above is authorized to act as an agent of the Member Organization for the purpose of transacting the business of the Member Organization on the Exchange, and every contract entered into on the Exchange by the Member shall be binding on the Member Organization in all respects.

Signature of Authorized Member Organization Representative ______________________ Date ______________________

Print Name ______________________ Title ______________________

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

NYSE MKT LLC and

New York Stock Exchange, LLC

Application for NYSE and NYSE MKT Equity[1] Membership for FINRA Members

A registered broker or dealer that is a member of FINRA is eligible to apply for NYSE and NYSE MKT equity membership with this application. If you have any questions regarding your eligibility to apply for membership under this application, please contact Client Relationship Services at 1.212.896.2830 (option 5) or crs@nyse.com.

[1] NYSE and NYSE MKT equity membership permits the Applicant Firm, upon approval of membership, to participate in the NYSE Bonds platform.

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements

Prior to submitting the Application for NYSE and NYSE MKT membership, an Applicant must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Application Submission

Applicant Broker-Dealer must complete and submit all applicable materials addressed within the application as well as the additional required documentation noted in Section 6 of the application.

Application and supplemental materials should be sent electronically to crs@nyse.com. Please ensure all attachments are clearly labeled.

New member organization pays one of the below application fees (one-time fee and non-refundable):

Clearing Firm	$20,000 (Self-Clearing firm or Clears for other firms)
Introducing Firm	$ 7,500 (All other firms fall within this category)
Non-Public Firm	$ 2,500 (On-Floor firms and Proprietary firms)

Kindly make check payable to "NYSE Market, Inc." and submit the check with your initial application. Please contact crs@nyse.com if you would like to wire the funds. The appropriate application fee should be mailed to:

New York Stock Exchange
Client Relationship Services
Attn: Elizabeth Cruz
11 Wall Street, 15th Floor
New York, NY 10005

Phone: 1.212.896.2830 (option 5)
Email: crs@nyse.com

Note: The Applicant Firm must address all information and questions contained in this application. To the extent the Applicant Firm believes a particular item or subject matter requested in the application is not relevant to its business, the Applicant Firm must so indicate.

New York Stock Exchange LLC ("NYSE") and NYSE MKT LLC ("NYSE MKT") (collectively referred to as the "Exchange") have retained the Financial Industry Regulatory Authority ("FINRA") to perform certain regulatory services for a broker or dealer seeking membership with this application. All application materials sent to NYSE and NYSE MKT will be reviewed by the Exchange's Client Relationship Services ("CRS") Department for completeness. The applications are submitted to FINRA who performs the application review. All applications are deemed confidential and are handled in a secure environment. CRS and/or FINRA may request applicants to submit documentation in addition to what is requested in the Application during the application review process.

Each Applicant Firm is required to update information submitted as part of this application process that becomes inaccurate or incomplete during the pendency of the application and may be required to provide additional information as requested by FINRA or the Exchange's CRS Department. Each Applicant Firm shall promptly notify their FINRA Regulatory Coordinator and the Exchange's CRS Department in writing of any change in ownership or material change in business. If applicable, reflect such changes through any required filings with Web CRD® or make other notifications and submissions as otherwise required.

If you have questions on completing the application, you may direct them to:

NYSE - Client Relationship Services
Email: crs@nyse.com
Phone: 1.212.896.2830 (option 5)

FINRA – Deborah Siluk
Email: deborah.siluk@finra.org
Phone: 1.202.728.8483

APPLICATION PROCESS (Continued)

Application Process

Following submission of the Membership Application, fees and supporting documents to the Exchange, the application will be reviewed for accuracy and regulatory or other disclosures. The Exchange will submit the application to FINRA for review.

- Applicants may be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Exchange membership.
- If an NYSE Equity Trading License or NYSE Bond Trading License is not activated within six months of approval of the Membership Application, the applicant should reapply for membership or complete the application for Regulated Only Membership. The Applicant Firm will be asked to complete an NYSE Trading License or NYSE Bond Trading License upon approval of the firm's membership application.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Firm has an associated person(s) with a possible statutory disqualification, FINRA may contact the Applicant Firm to discuss the statutory disqualification process.
- If it appears that the Applicant Firm has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer may be contacted by FINRA for further information.
- CRS will promptly notify the Applicant Firm, in writing, following the membership decision.
- To determine the most beneficial connectivity option the Applicant Firm should consult with an NYSE Relationship Manager or CRS Account Manager. CRS, Connectivity and Operations teams will then coordinate the connectivity between the Applicant Firm and the Exchange, once the Applicant Firm is approved for membership.
- Once connectivity is established, a Relationship Manager or a Technology Account Manager will inform you of your ability to trade.

INFORMATION AND RESOURCES

Rules & Interpretations:
https://www.nyse.com/regulation/nyse/rules-and-interpretations

NYSE Rules:
http://nyserules.nyse.com/nyse/rules/

NYSE MKT Rules:
https://www.nyse.com/regulation/nyse-mkt

Rule Filings:
https://www.nyse.com/regulation/nyse/rules-and-interpretations#rule-filings

NYSE Rule Interpretations:
https://www.nyse.com/regulation/rule-interpretations

NYSE Information Memos :
https://www.nyse.com/regulation/nyse/rules-and-interpretations#interpretations

NYSE and NYSE MKT Membership:
https://www.nyse.com/markets/nyse/membership

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Firm – the Broker-Dealer organization applying for Exchange membership.

Approved Person – any person, other than a member, principal executive or employee of a member organization, who controls a member organization, is engaged in a securities or kindred business that is controlled by a member or member organization, or is a U.S. registered broker-dealer under common control with a member organization.

Central Registration Depository System ("Web CRD®") – Operated by FINRA, Web CRD is the central licensing and registration system for the U. S. securities industry and its regulators. It contains the registration records of registered Broker-Dealers and the qualification, employment and disclosure histories of registered individuals.

Control – means the power to direct or cause the direction of the management or policies of a person whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person, directly or indirectly, **(i)** has the right to vote 25 percent or more of the voting securities, **(ii)** is entitled to receive 25 percent or more of the net profits, or **(iii)** is a director, general partner or principal executive (or person occupying a similar status or performing similar functions) of the other person. Any person who does not so own voting securities, participate in profits or function as a director, general partner or principal executive of another person shall be presumed not to control such other person. Any presumption may be rebutted by evidence, but shall continue until a determination to the contrary has been made by the Exchange.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a member of more than one SRO. Every Broker-Dealer is assigned a DEA, who is responsible for examining the Broker-Dealer for compliance with financial responsibility rules.

"Engaged in a securities or kindred business" – means "transacting business generally as a broker or dealer in securities, including but not limited to, servicing customer accounts or introducing them to another person." (The term "broker", "dealer" and "securities" are defined in section 3(a) of the Securities Exchange Act of 1934) This definition is not dependent upon whether the "broker" or "dealer" is registered, as such, with the Securities and Exchange Commission. Provided, it would not include a person who acts exclusively as an "investment adviser" or as a "futures commission merchant" and who does not otherwise act as a "broker" or "dealer" in securities.

Exchange – For purposes of this application Exchange refers to both New York Stock Exchange LLC and NYSE MKT, LLC equities platform.

Financial Industry Regulatory Authority ("FINRA") - The Financial Industry Regulatory Authority (FINRA) is the largest independent regulator for all securities firms doing business in the United States.

NYSE MKT, LLC ("NYSE MKT") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE MKT is also a Self -Regulatory Organization.

New York Stock Exchange LLC ("NYSE") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. This application is for trading rights on the Exchange platform only.

Person – a natural person, corporation, limited liability company, partnership, association, joint stock company, trust, fund or any organized group of persons whether incorporated or not.

Retail Member Organization ("RMO") – a NYSE and NYSE MKT member organization (or a division thereof) that has been approved by the Exchange to submit Retail Orders and qualifies by either conducting a retail business or handling retail orders on behalf of another broker-dealer.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Supplemental Liquidity Provider Market Maker ("SLMM") – are off floor, electronic, high-volume members that are registered market makers incented to add liquidity on the NYSE and NYSE MKT platform

Supplemental Liquidity Provider ("SLP") – are off floor, electronic, high-volume members incented to add liquidity on the NYSE and NYSE MKT platform.

EXPLANATION OF TERMS (Continued)

NYSE Trading License – issued by the Exchange for effecting approved securities transactions on the equities trading facilities. A Trading License may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by an Exchange member. A Trading License issued by the Exchange is required to effect transactions on the floor of the Exchange or through any facility thereof. An organization may acquire and hold a Trading License only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A member organization holding a Trading License may designate a natural person to effect transactions on its behalf on the floor of the Exchange, subject to obtaining and retaining required qualifications and approvals.

NYSE Bond Trading License ("BTL") – issued by the Exchange for effecting debt transactions on the Exchange or through any facility thereof. An organization may acquire and hold a BTL only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A BTL is not transferable and may not be, in whole or in part, transferred, assigned, sublicensed or leased; provided, however, that the holder of the BTL may, with the prior written consent of the Exchange, transfer a BTL to a qualified and approved member organization (i) that is an affiliate or (ii) that continues substantially the same business of such BTL holder without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ______________ SEC No.: ______________ Web CRD No.: ______________ Broker/ Dealer TAX ID: ______________

GENERAL INFORMATION

Name of Applicant Broker/Dealer: ______________________________

Business Address: ______________________________

City ______________ State: ______________ Zip Code: ______________

Business Phone: ______________ Fax: ______________

Website Address: ______________

Contact Name: ______________ Title: ______________

Address: ______________________________

Phone: ______________ Fax: ______________

Email Address: ______________

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ FINRA ☐ Other ______________

Date of Applicant Firm's FINRA Membership (if pending, so indicate): ______________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

OTHER SELF REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ NASDAQ OMX BX (BX)
☐ Chicago Stock Exchange (CHX)
☐ International Securities Exchange (ISE)
☐ Financial Industry Regulatory Authority (FINRA)
☐ NASDAQ OMX PHLX (PHLX)
☐ BATS Exchange (EBZX)
☐ BATS Y-Exchange (BYX)
☐ Other ______________
☐ Chicago Board Options Exchange (CBOE)
☐ National Stock Exchange (NSX)
☐ NASDAQ
☐ NYSE Amex Options
☐ NYSE Arca
☐ EDGA Exchange
☐ EDGX Exchange

(a) Identify other memberships being considered and the estimated cost of acquisition.

☐ ______________

(b) What source of funds will be utilized for the NYSE and any other memberships?

☐ ______________

SECTION 2 – APPLICANT FIRM ACKNOWLEDGMENT

Applicant Firm agrees to abide by the Bylaws and Rules of the NYSE and NYSE MKT, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the NYSE and NYSE MKT.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Firm's DEA. It is understood that in that event, additional information may be required by the NYSE and NYSE MKT.

Applicant Firm acknowledges that it must separately purchase either an NYSE Equity Trading License, in order to have trading rights directly with the Exchange's equity and bond systems, or an NYSE BTL in order to have trading rights with the Exchange's bond system only. If the Applicant Firm chooses not to purchase either Trading License, it will have no direct access to the Exchange trading systems, but will be deemed a Regulated Only Member Organization of the Exchange and must be in full compliance with the rules and regulations of the NYSE and NYSE MKT.

Applicant Firm acknowledges that it is a member of FINRA, and is eligible to apply for Exchange membership with this application.

The NYSE, NYSE MKT and/or FINRA reserve the right to request additional information and documentation from the Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

____
Applicant Broker-Dealer

______________________________ ____________________
Signature of Authorized Officer Date

______________________________ ____________________
Print Name Title

SECTION 3 – APPLICATION QUESTIONS

1. Type of Business Activity to be conducted with the Exchange membership: (Check all that apply)

- ☐ NYSE / NYSE MKT Equities Floor Brokerage
  - ☐ Blue Line
- ☐ NYSE Bonds
  - ☐ Agency
  - ☐ Principal
- ☐ Commodities
- ☐ Non-member broker/dealer executions
- ☐ Engaging in business with other broker/dealers only
- ☐ Engaging in business with non-broker/dealers
  - ☐ Retail
  - ☐ Institutions
  - ☐ On Floor executions for non-broker/dealers
- ☐ Proprietary trading
  - ☐ NYSE MKT Designated Market Maker (DMM)
  - ☐ NYSE Designated Market Maker (DMM)
  - ☐ Off Floor
  - ☐ Supplemental Liquidity Provider (SLP)
  - ☐ Supplemental Liquidity Provider Market Maker (SLMM)
- ☐ Retail Member Organization (RMO)
- ☐ Sponsored access provider
- ☐ Corporate finance
- ☐ Primary government securities dealer
- ☐ Equities market maker
- ☐ Options (executions, market maker, etc.)
- ☐ Issue or distribute research reports
- ☐ Stock loan/stock borrow
- ☐ Repos/reverse repos financing transactions
- ☐ Joint Back Office (JBO) arrangements
- ☐ Underwritings
- ☐ Other (Please explain: ______________________________)

2. Has the Applicant Firm ever operated under another name and/or had any predecessor organizations? (If the answer is "Yes", please specify.) Yes ☐ No ☐

Response: ______________________________

3. Identify for the Applicant Firm:

(a) All office locations: ______________________________

Any office location that shares space with another entity or business must be identified on Form BR in Web CRD.

4. Does the Applicant Firm now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain.

Response: ______________________________

5. Does the Applicant Firm engage or plan to engage in "Program Trading", as defined by NYSE Rule 7410(m). (If the answer is "Yes", see NYSE Information Memo 09-31 which can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2009/09-31.pdf) Yes ☐ No ☐

SECTION 3 – APPLICATION QUESTIONS (Continued)

6. Does the Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1? Yes ☐ No ☐

(If yes, the Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).

7. Does the Applicant Firm have registered principals as required by NYSE Rule 3110? Yes ☐ No ☐

If the firm answered "no", please explain.

Response: ____

8. Is the Applicant Firm a Futures Commission Merchant (FCM) or Introducing Broker as defined under the Commodities Exchange Act? Yes ☐ No ☐

If the Applicant Firm will be performing a Floor Based Business, please answer the following section. If the firm will be performing a non-Floor Based Business please move ahead to the Key Personnel section.

SECTION 4 - FLOOR BASED BUSINESS

8. Does the Applicant Firm intend to accept orders on the NYSE and/or NYSE MKT equities floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44) Yes ☐ No ☐

Info Memo 07-43 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-43.pdf
Info Memo 07-44 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-44.pdf

9. Has the Applicant Firm met the NYSE's requirement to establish floor commission billing procedures and retain records for six years? (See NYSE Rules 301(e)(1), 353, and 440I) Yes ☐ No ☐

10. Who is the person responsible for supervision of all floor employees of the Applicant Firm? (See NYSE Rules 342 and 3110)

Please provide that person's full contact information, name, telephone number, mailing address and email address

Contact Name: ____________________

Mailing Address: ____________________

Phone: ____________ Email: ____________

11. Does the Applicant Firm maintain error and investment accounts? Yes ☐ No ☐

If yes, please indicate the account name and number of the error and investment accounts. (An NYSE member organization may have more than one error account, but it may maintain only one error account for Floor-related errors. The Applicant must maintain a separate error account for NYSE MKT equities floor-related errors.) (See NYSE Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).

Member Education Bulletin 2011-5 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2011/2011-5.pdf
Info Memo 07-72 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-72.pdf

Account Name: ____________ Account #: ____________

Account Name: ____________ Account #: ____________

Account Name: ____________ Account #: ____________

12. Do the Applicant Firm's floor employees maintain their own personal brokerage accounts? (See NYSE Rule 407A). If yes, the applicant should list the account name and number of each such account below? Yes ☐ No ☐

Account Name: ____________ Account #: ____________

Account Name: ____________ Account #: ____________

Account Name: ____________ Account #: ____________

SECTION 5 - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will be responsible for the business of the Applicant Firm on the Exchange.[1]

Please note the exam requirements for NYSE Membership and ensure each individual holds the required exam:

- **Chief Financial Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm
- **Chief Compliance Officer** - Series 14 if firm operates a public business and firm has commissions of $500,000 or more in the last year
- **Chief Operations Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________ Exams: ______________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________ Exams: ______________

Chief Operations Officer ("COO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________ Exams: ______________

Head of Technology

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Head of Trading

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Lead Floor Broker (If applicable)

Name: ______________________ CRD: ______________

Phone: ______________________

Email:

Please note: If your firm utilizes a principal executive officer that is an independent contractor and/or dually employed, please let us know. There are guidelines we can provide to your firm.

[1] NYSE Rules and Interpretations to NYSE Rules require persons associated with Applicant Firm, including principals, of a member to be properly qualified. (*See* NYSE Rules 342 and 345 as well as Interpretations to NYSE Rules 311(b) (5) and 342(a) and (b).)

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION		
Please ensure all applicable items are completed below by marking the tick box of the items you have included and note the Exhibit reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.		**Exhibit ID (or N/A)**
☐	Form BD, including Schedules & Disclosure Reporting pages must be up-to-date, accurate and available on FINRA's Web CRD.	
☐	Provide a written description of the Applicant Firm's reason for seeking Exchange membership and a brief description of the business the Applicant Firm conducts.	
☐	If the Applicant Firm has any persons that are Approved Persons please identify them to us. Non-Natural Persons seeking Approved Person status under Rules 2(c), 304 and 311, should provide an AP Form for each person. All Natural Persons must file a Form U4 for the "AP" registration for both NYSE and NYSE MKT on Web CRD for each person. The Form U4 for AP registration on Web CRD and the AP Form must be filed prior to the Exchange's consideration of the Applicant Firm for membership. ▪ The AP Form is available on the NYSE's website here: https://www.nyse.com/publicdocs/nyse/markets/nyse/nyse_ap_form.pdf ▪ Refer to NYSE Information Memo 12-10 for more information: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2012/12-10.pdf	
☐	Provide an organization chart showing the following: ▪ All entities controlling, controlled by or under common control with the Applicant Firm ▪ Indicate the percentage ownership of the Applicant Firm by each direct and indirect parent ▪ Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of the Applicant Firm	
☐	Provide the following: ▪ A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control), ▪ The nature of the affiliation with the Applicant Firm (e.g., parent, subsidiary, etc.), and ▪ Identify the type of business relationships between the Applicant Firm and the affiliates	
☐	Provide all examination reports and corresponding responses or investigations conducted or concluded in the last three years, from any Regulatory or Self Regulatory Organization (SRO) that oversees Applicant Firm (other than FINRA examination reports) as well as: ▪ Applicant Firm's written response regarding any deficiencies cited in the reports. ▪ A description of what the Applicant Firm has done to rectify any deficiencies found as a result of the examinations and investigations.	
☐	Provide Financial Documentation: ▪ If FINRA, NYSE Arca or NYSE MKT is not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital ▪ If FINRA, NYSE Arca or NYSE MKT is not the applicant's DEA, provide copies of any approvals of such agreements from the Applicant Firm's DEA (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1 and FINRA Regulatory Notice 10-15.) ▪ Provide 15c3-1 computation as of the anticipated date of Exchange membership approval. ▪ If FINRA, NYSE Arca or NYSEMKT is not the applicant's DEA, provide copies of the Firm's 3 most recent audit reports.	

	SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)	Exhibit ID (or N/A)
☐	If applicable, identify any principal executives or supervisory personnel of the Applicant Firm that are part-time or dually employed and include the following information for each individual: ▪ Nature of their activities with the Applicant Firm ▪ Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities ▪ Any additional documentation that would be pertinent to these activities or the NYSE's review of these activities	
☐	If applicable, provide a schedule indicating the Name and Web CRD# for any persons acting as a Securities Lending Representative or Securities Lending Supervisor.	
☐	If FINRA, NYSE Arca or NYSE MKT is not the Applicant Firm's DEA, provide a copy of the Audit Agreement between the Applicant Firm and the firm's public accounting firm.	
☐	Provide a copy of the Applicant Firm's Written Supervisory Procedures (WSPs) regarding NYSE and NYSE MKT activities (e.g., Floor procedures, DMM activities, Business Continuity Plans relating to such activities, etc.). (Note: The Applicant Firm's procedures will also need to include procedures addressing NYSE Rule 351 (f), 3110, 3120, 3130, 3150 and 3170 as well as a generic statement that the Firm and its associated persons will abide by the Rules and Regulations of the New York Stock Exchange.)	
☐	Organizational Documents: ▪ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Operating Agreement; or similar documentation ▪ These documents should incorporate required provisions, as applicable, per NYSE Rule 313 (See Section 8 for further details). Rule 313.22 – Provisions concerning redemption or conversion Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")	

SECTION 7 – DESIGNATION OF ACCOUNTANT

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

Contact Name: ____________________

Address ____________________

Telephone Number ____________________

Email ____________________

2. Accounting Firm

Contact Name: ____________________

Address ____________________

Telephone Number ____________________

Email ____________________

3. Audit date covered by the Agreement

____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

☐ is for the annual audit during the fiscal year ____________

☐ is of a continuing nature, providing for successive yearly audits.

Signature:	____________________	Signature:	____________________
Title:	____________________	Title:	____________________
Date:	____________________	Date:	____________________
	(Broker/Dealer)		(Accounting Firm)

SECTION 8 – REQUIRED ORGANIZATIONAL DOCUMENTS AND LANGUAGE SAMPLES / REFERENCES

SECTION 8A – DOCUMENTS TO BE PROVIDED BY A LIMITED LIABILITY COMPANY ("LLC")

1. LLC Operating Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the LLC Operating Agreement contains a stated termination date.)
2. State filing certificate.
3. Certified List(s) of:
    a) Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents)
    b) Directors and/or Managing Member(s)
    c) Current member(s) (i.e., the owner(s)) of the LLC
4. Statement showing the dollar value of all capital contributions by each member (owner) as of the date of this application

SECTION 8B – DOCUMENTS TO BE PROVIDED BY A PARTNERSHIP

1. Partnership Agreement and all Amendments (if any) which contain provisions pursuant to Rule 4120 (If the partnership agreement contains a stated termination date.)
2. Certified List of general and limited partners (natural and non-natural persons) as well as Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents).

SECTION 8C – DOCUMENTS TO BE PROVIDED BY A CORPORATION

1. Charter or Certificate of Incorporation and amendments (if any) which contain provisions pursuant to Rule313.22
2. By-Laws, as per Rule 313(b)
3. Specimen certificate for each class of stock authorized to be issued. Each certificate shall carry a full summary of the provisions of Rule 313.22.
4. Certified List(s) of Officers (including but not limited to CEO, CFO, CCO and COO), Directors & Stockholders

LANGUAGE SAMPLES / REFERENCES

The following are language samples and points of reference to assist in completing the documents noted in Section 8.

Rule 313.22 Provision concerning redemption or conversion

Each certificate of incorporation of a member corporation shall contain provisions authorizing the corporation to redeem or convert to a fixed income security acceptable to the Exchange for all or any part of the outstanding shares of voting stock of such member corporation owned by any person required to be approved by the Exchange as a member or approved person who fails or ceases to be so approved as may be necessary to reduce such party's ownership of voting stock in the member corporation below that level which enables such party to exercise controlling influence over the management or policies of such member corporation.

(Please note: The following paragraph only applies if the applicant firm has redemption rights within their Certificate of Incorporation.)
If the certificate of incorporation of a member corporation subject to FINRA Rule 4110 provides that a stockholder may compel the redemption of his stock such certificate must provide that without the prior written approval of the Exchange, the redemption may only be effected on a date not less than six months after receipt by the member corporation of a written request for redemption given no sooner than six months after the date of the original issuance of such shares (or any predecessor shares). Each member corporation shall promptly notify the Exchange of the receipt of any request for redemption of any stock or if any redemption is not made because prohibited under the provisions of Securities and Exchange Commission Rule 15c3-1 (See 15c3-1(e)).

Rule 4120 Regulatory Notification and Business Curtailment ("Termination Language")

In order for a Limited Liability Company (LLC) or a Partnership that has a stated termination date in its operating or partnership agreement to avoid having its capital considered as a withdrawal under Rule 4120 <u>during the six month period prior to a termination of the agreement</u> the following language <u>must be included in the agreement:</u>

"Notwithstanding anything to the contrary herein contained, in the event of the termination of the [LLC or Partnership] on the expiration of the term of this agreement, or any dissolution of the [LLC or Partnership], each member agrees that if withdrawal of its capital on any such termination would cause, during the six months immediately preceding the date of termination, the [LLC or Partnership]'s net capital to be less than that specified in Rule 4120 of the Rules of the Exchange, such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the members may deem necessary to ensure compliance with said rules; and any such capital so retained by the [LLC or Partnership] after the date of termination shall continue to be subject to all debts and obligations of the [LLC or Partnership]."

NYSE MKT LLC and

New York Stock Exchange, LLC

Application for NYSE and NYSE MKT Equity[1] Membership for Non-FINRA Members

A registered broker or dealer that is a member of a registered securities exchange, but is not a FINRA member, is eligible to apply for NYSE and NYSE MKT equities membership with this application if the broker or dealer does not (1) transact business with public customers or (2) conduct business on the Floor of the Exchange. If a registered broker or dealer transacts business with public customers or conducts business on the Floor of the Exchange, FINRA membership is a prerequisite to NYSE and NYSE MKT equities membership. If you have any questions regarding your eligibility to apply for membership under this application, please contact Client Relationship Services at 1.212.896.2830 (option 5) or crs@nyse.com.

[1] NYSE and NYSE MKT equity membership permits the Applicant Firm, upon approval of membership, to participate in the NYSE Bonds platform.

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements

Prior to submitting the Application for NYSE and NYSE MKT membership, an Applicant must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Application Submission

Applicant Broker-Dealer must complete and submit all applicable materials addressed within the application as well as the additional required documentation noted in Section 5 of the application.

Application and all supplemental materials and should be sent electronically to crs@nyse.com. Please ensure all attachments are clearly labeled.

New member organization pays one of the below application fees (one-time fee and non-refundable):

Clearing Firm	$20,000 (Self-Clearing firm or Clears for other firms)
Introducing Firm	$ 7,500 (All other firms fall within this category)
Non-Public Firm	$ 2,500 (On-Floor firms and Proprietary firms)

Kindly make check payable to "NYSE Market, Inc." and submit the check with your initial application. Please contact crs@nyse.com if you would like to wire the funds. The appropriate application fee should be mailed to:

New York Stock Exchange
Client Relationship Services
Attn: Elizabeth Cruz
11 Wall Street, 15th Floor
New York, NY 10005

Phone: 1.212.896.2830 (option 5)
Email: crs@nyse.com

Note: The Applicant Firm must address all information and questions contained in this application. To the extent the Applicant Firm believes a particular item or subject matter requested in the application is not relevant to its business, the Applicant Firm must so indicate.

New York Stock Exchange LLC ("NYSE") and NYSE MKT LLC ("NYSE MKT") (collectively referred to as the "Exchange") have retained the Financial Industry Regulatory Authority ("FINRA") to perform certain regulatory services for a broker or dealer seeking membership with this application. All application materials sent to NYSE and NYSE MKT will be reviewed by the Exchange's Client Relationship Services ("CRS") Department for completeness. The applications are submitted to FINRA who performs the application review. All applications are deemed confidential and are handled in a secure environment. CRS and/or FINRA may request applicants to submit documentation in addition to what is requested in the Application during the application review process.

Each Applicant Firm is required to update information submitted as part of this application process that becomes inaccurate or incomplete during the pendency of the application and may be required to provide additional information as requested by FINRA or the Exchange's CRS Department. Each Applicant Firm shall promptly notify their FINRA Regulatory Coordinator and the Exchange's CRS Department in writing of any change in ownership or material change in business. If applicable, reflect such changes through any required filings with Web CRD® or make other notifications and submissions as otherwise required.

If you have questions on completing the application, you may direct them to:

NYSE - Client Relationship Services
Email: crs@nyse.com
Phone: 1.212.896.2830 (option 5)

FINRA – Deborah Siluk
Email: deborah.siluk@finra.org
Phone: 1.202.728.8483

APPLICATION PROCESS (Continued)

Application Process

Following submission of the Membership Application, fees and supporting documents to NYSE and NYSE MKT, the application will be reviewed for accuracy and regulatory or other disclosures. NYSE and NYSE MKT will submit the application to FINRA for review.

- Applicants may be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Exchange membership.
- If an NYSE Trading License or NYSE Bond Trading License is not activated within six months of approval of the Membership Application, the applicant should reapply for membership or complete the application for Regulated Only Membership. The Applicant Firm will be asked to complete an NYSE Trading License or NYSE Bond Trading License upon approval of the firm's membership application.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Firm has an associated person(s) with a possible statutory disqualification, FINRA may contact the Applicant Firm to discuss the statutory disqualification process.
- If it appears that the Applicant Firm has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer may be contacted by FINRA for further information.
- CRS will promptly notify the Applicant Firm, in writing, following the membership decision.
- To determine the most beneficial connectivity option the Applicant Firm should consult with an NYSE Relationship Manager or CRS Account Manager. CRS, Connectivity and Operations teams will then coordinate the connectivity between the Applicant Firm and the NYSE and NYSE MKT if and when the Applicant Firm is approved for membership.
- Once connectivity is established, a Relationship Manager or a Technology Account Manager will inform you of your ability to trade.

INFORMATION AND RESOURCES

Rules & Interpretations:
https://www.nyse.com/regulation/nyse/rules-and-interpretations

NYSE Rules:
http://nyserules.nyse.com/nyse/rules/

NYSE MKT Rules:
https://www.nyse.com/regulation/nyse-mkt

Rule Filings:
https://www.nyse.com/regulation/nyse/rules-and-interpretations#rule-filings

NYSE Rule Interpretations:
https://www.nyse.com/regulation/rule-interpretations

NYSE Information Memos :
https://www.nyse.com/regulation/nyse/rules-and-interpretations#interpretations

NYSE and NYSE MKT Membership:
https://www.nyse.com/markets/nyse/membership

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Firm – the Broker-Dealer organization applying for Exchange membership.

Approved Person – any person, other than a member, principal executive or employee of a member organization, who controls a member organization, is engaged in a securities or kindred business that is controlled by a member or member organization, or is a U.S. registered broker-dealer under common control with a member organization.

Central Registration Depository System ("Web CRD®") – Operated by FINRA, Web CRD is the central licensing and registration system for the U. S. securities industry and its regulators. It contains the registration records of registered Broker-Dealers and the qualification, employment and disclosure histories of registered individuals.

Control – means the power to direct or cause the direction of the management or policies of a person whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person, directly or indirectly, **(i)** has the right to vote 25 percent or more of the voting securities, **(ii)** is entitled to receive 25 percent or more of the net profits, or **(iii)** is a director, general partner or principal executive (or person occupying a similar status or performing similar functions) of the other person. Any person who does not so own voting securities, participate in profits or function as a director, general partner or principal executive of another person shall be presumed not to control such other person. Any presumption may be rebutted by evidence, but shall continue until a determination to the contrary has been made by the Exchange.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a member of more than one SRO. Every Broker-Dealer is assigned a DEA, who is responsible for examining the Broker-Dealer for compliance with financial responsibility rules.

"Engaged in a securities or kindred business" – means "transacting business generally as a broker or dealer in securities, including but not limited to, servicing customer accounts or introducing them to another person." (The term "broker", "dealer" and "securities" are defined in section 3(a) of the Securities Exchange Act of 1934) This definition is not dependent upon whether the "broker" or "dealer" is registered, as such, with the Securities and Exchange Commission. Provided, it would not include a person who acts exclusively as an "investment adviser" or as a "futures commission merchant" and who does not otherwise act as a "broker" or "dealer" in securities.

Exchange – For purposes of this application Exchange refers to both New York Stock Exchange LLC and NYSE MKT, LLC equities platform.

Financial Industry Regulatory Authority ("FINRA") - The Financial Industry Regulatory Authority (FINRA) is the largest independent regulator for all securities firms doing business in the United States.

NYSE MKT, LLC ("NYSE MKT") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE MKT is also a Self -Regulatory Organization.

New York Stock Exchange LLC ("NYSE") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. This application is for trading rights on the Exchange platform only.

Person – a natural person, corporation, limited liability company, partnership, association, joint stock company, trust, fund or any organized group of persons whether incorporated or not.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Supplemental Liquidity Provider Market Maker ("SLMM") - are off floor, electronic, high-volume members that are registered market makers incented to add liquidity on the NYSE and NYSE MKT platform.

Supplemental Liquidity Provider ("SLP") – are off floor, electronic, high-volume members incented to add liquidity on the NYSE and NYSE MKT platform.

EXPLANATION OF TERMS (Continued)

NYSE Trading License – issued by the Exchange for effecting approved securities transactions on the equities trading facilities. A Trading License may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by an Exchange member. A Trading License issued by the Exchange is required to effect transactions on the floor of the Exchange or through any facility thereof. An organization may acquire and hold a Trading License only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A member organization holding a Trading License may designate a natural person to effect transactions on its behalf on the floor of the Exchange, subject to obtaining and retaining required qualifications and approvals.

NYSE Bond Trading License ("BTL") – issued by the Exchange for effecting debt transactions on the Exchange or through any facility thereof. An organization may acquire and hold a BTL only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A BTL is not transferable and may not be, in whole or in part, transferred, assigned, sublicensed or leased; provided, however, that the holder of the BTL may, with the prior written consent of the Exchange, transfer a BTL to a qualified and approved member organization (i) that is an affiliate or (ii) that continues substantially the same business of such BTL holder without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ______________ SEC No.: ______________ Web CRD No.: ______________ Broker/Dealer TAX ID: ______________

GENERAL INFORMATION

Name of Applicant Broker/Dealer: ______________

Business Address: ______________

City ______________ State: ______________ Zip Code: ______________

Business Phone: ______________ Fax: ______________

Website Address: ______________

Contact Name: ______________ Title: ______________

Address: ______________

Phone: ______________ Fax: ______________

Email Address: ______________

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

- ☐ NASDAQ OMX BX (BX)
- ☐ Chicago Stock Exchange (CHX)
- ☐ International Securities Exchange (ISE)
- ☐ NASDAQ OMX PHLX (PHLX)
- ☐ Other ______________
- ☐ Chicago Board Options Exchange (CBOE)
- ☐ National Stock Exchange (NSX)
- ☐ NASDAQ
- ☐ NYSE Arca
- ☐ NYSE MKT

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

OTHER SELF REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

- ☐ NASDAQ OMX BX (BX)
- ☐ Chicago Stock Exchange (CHX)
- ☐ International Securities Exchange (ISE)
- ☐ NASDAQ OMX PHLX (PHLX)
- ☐ BATS Exchange (BZX)
- ☐ BATS Y-Exchange (BYX)
- ☐ Other ______________
- ☐ Chicago Board Options Exchange (CBOE)
- ☐ National Stock Exchange (NSX)
- ☐ NASDAQ
- ☐ NYSE Amex Options
- ☐ NYSE Arca
- ☐ EDGA Exchange
- ☐ EDGX Exchange

(a) Identify other memberships being considered and the estimated cost of acquisition.

☐ ______________

(b) What source of funds will be utilized for the NYSE and any other memberships?

☐ ______________

SECTION 2 – APPLICANT FIRM ACKNOWLEDGEMENT

Applicant Firm agrees to abide by the Bylaws and Rules of the NYSE and NYSE MKT, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the NYSE and NYSE MKT.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Firm's DEA. It is understood that in that event, additional information may be required by the NYSE and NYSE MKT.

Applicant Firm acknowledges that it must separately purchase either an NYSE Equity Trading License, in order to have trading rights directly with the Exchange's equity and bond systems, or an NYSE BTL in order to have trading rights with the Exchange's bond system only. If the Applicant Firm chooses not to purchase either Trading License, it will have no direct access to the Exchange trading systems, but will be deemed a Regulated Only Member Organization of the Exchange and must be in full compliance with the rules and regulations of the NYSE and NYSE MKT.

Applicant Firm acknowledges that it is a member of a registered securities exchange, is not a FINRA member, and is eligible to apply for Exchange membership with this application. The Applicant Firm conducts a proprietary business and does not transact business with public customers nor conducts business on the Floor of the Exchange. If the registered broker or dealer transacts business with public customers or conducts business on the Floor of the Exchange, FINRA membership is a prerequisite to Exchange membership.

The NYSE, NYSE MKT and/or FINRA reserve the right to request additional information and documentation from the Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

____

Applicant Broker-Dealer

______________________________	____________________
Signature of Authorized Officer	Date
______________________________	____________________
Print Name	Title

SECTION 3 – APPLICATION QUESTIONS

1. Type of Business Activity to be conducted with Exchange membership: (Check all that apply)

- ☐ Non-member broker/dealer executions
- ☐ Engaging in business with other broker/dealers only
- ☐ Commodities
- ☐ Corporate Finance
- ☐ Proprietary trading
- ☐ Primary government securities dealer
- ☐ Equities market maker
- ☐ Options (executions, market maker)
- ☐ Issue research reports
- ☐ Stock loan/stock borrow
- ☐ Repos/reverse repos financing transactions
- ☐ Joint Back Office (JBO) arrangements
- ☐ Sponsored access provider
- ☐ Underwritings
- ☐ NYSE Bonds
  - ☐ Agency
  - ☐ Principal
- ☐ Supplemental Liquidity Provider (SLP)
- ☐ Supplemental Liquidity Provider Market Maker (SLMM)
- ☐ Other (Please explain: ____________________)

2. Has the Applicant Firm ever operated under another name and/or had any predecessor organizations? If the answer is "Yes", please specify. Yes ☐ No ☐

Response: ____________________

3. Does the Applicant Firm have a direct parent? If so, provide the parent's name.

Response: ____________________

4. Identify for the Applicant Firm:

(a) All office locations: ____________________

Any office location that shares space with another entity or business must be identified on Form BR in Web CRD.

5. Does the Applicant Firm engage or plan to engage in "Program Trading", as defined by NYSE Rule 7410(m). (If the answer is "Yes", see NYSE Information Memo 09-31 which can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2009/09-31.pdf) Yes ☐ No ☐

6. Is the Applicant Firm a Futures Commission Merchant (FCM) or Introducing Broker as defined under the Commodities Exchange Act? Yes ☐ No ☐

SECTION 3 – APPLICATION QUESTIONS (Continued)

7. Please indicate the firm's proposed carrying/clearing methodology and/or clearance activities (please check all that apply):

a) Clearing Type:

☐ Self Clears
☐ Clears through another broker dealer on an omnibus basis
☐ Clears through another broker dealer on a fully disclosed basis
☐ Clears for others (affiliated or non-affiliated)

b) Regarding the above responses, identify the firm's clearing broker-dealer: ________________________________

c) If applicable, identify the entities for which the Applicant Firm clears (indicate N/A as appropriate):

____

d) If introducing, provide a copy of the clearing arrangement; and

e) If self clearing, provide a full description of the back office operations and facilities to be used to conduct this aspect of the firm's business, as well as the names, positions and experience of the key personnel in this area.

8. Does the Applicant Firm have registered principals as required by NYSE Rule 3110 — Yes ☐ No ☐

If the firm answered "no", please explain.

Response: ____

9. Does the Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1? — Yes ☐ No ☐

(If yes, the Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).

10. Please provide the date of your last cycle examination by your Designated Examining Authority (DEA). If there has been no examination to date, provide the anticipated date of your first examination.

Response: ____

SECTION 4 - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will be responsible for the business of the Applicant Firm on the Exchange.[1]

Please note the exam requirements for NYSE Membership and ensure each individual holds the required exam:

- **Chief Financial Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm
- **Chief Compliance Officer** - Series 14 if firm operates a public business and firm has commissions of $500,000 or more in the last year
- **Chief Operations Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________ Exams: ______________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________ Exams: ______________

Chief Operations Officer ("COO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________ Exams: ______________

Head of Technology

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Head of Trading

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________

Lead Floor Broker (If applicable)

Name: ______________________ CRD: ______________

Phone: ______________________

Email:

Please note: If your firm utilizes a principal executive officer that is an independent contractor and/or dually employed, please let us know. There are guidelines we can provide to your firm.

[1] NYSE Rules and Interpretations to NYSE Rules require persons associated with Applicant Firm, including principals, of a member to be properly qualified. (*See* NYSE Rules 342 and 345 as well as Interpretations to NYSE Rules 311(b) (5) and 342(a) and (b).)

SECTION 5 - ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION	
Please ensure you complete all applicable items below by marking the tick box of the items you have included and note the Exhibit Reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.	**Exhibit ID (or N/A)**
☐ Form BD, including Schedules & Disclosure Reporting pages must be up-to-date, accurate and available on Web CRD.	
☐ Provide a written description of the Applicant Firm's: ▪ Current business lines ▪ Operations ▪ Supervisory, financial and internal controls ▪ Communication and recordkeeping systems ▪ Nature and source of the Applicant Firm's capital ▪ Planned or anticipated future business lines ▪ Reason for seeking Exchange membership	
☐ If the Applicant Firm has any persons that are Approved Persons please identify them to us. Non-Natural Persons seeking Approved Person status under Rules 2(c), 304 and 311, should provide an AP Form for each person. All Natural Persons must file a Form U4 for the "AP" registration for both NYSE and NYSE MKT on Web CRD for each person. The Form U4 for AP registration on Web CRD and the AP Form must be filed prior to the Exchange's consideration of the Applicant Firm for membership. ▪ The AP Form is available on the NYSE's website here: https://www.nyse.com/publicdocs/nyse/markets/nyse/nyse_ap_form.pdf ▪ Refer to NYSE Information Memo 12-10 for more information: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2012/12-10.pdf	
☐ Provide an organization chart showing the following: ▪ All entities controlling, controlled by or under common control with the Applicant Firm ▪ Indicate the percentage ownership of the Applicant Firm by each direct and indirect parent ▪ Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of the Applicant Firm	
☐ Provide the following: ▪ A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control), ▪ The nature of the affiliation with the Applicant Firm (e.g., parent, subsidiary, etc.), and ▪ Identify the type of business relationships between the Applicant Firm and the affiliates	
☐ Provide all examination reports and corresponding responses or investigations conducted or concluded in the last three years from any Regulatory or Self Regulatory Organization (SRO) that oversees the Applicant Firm, as well as: ▪ Applicant Firm's written response regarding any deficiencies cited in the reports. ▪ A description of what the Applicant Firm has done to rectify any deficiencies found as a result of the examinations and investigations.	
☐ Provide the following Financial Documentation: ▪ If NYSE Arca or NYSE MKT are not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital, if applicable ▪ If NYSE Arca or NYSE MKT are not the applicant's DEA, provide copies of any approvals of such agreements from the Applicant Firm's DEA. (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1.) ▪ Most recent 12 months of FOCUS Reports ▪ Copies of 15c3-1 computation as of the anticipated date of Exchange membership approval ▪ If NYSE Arca or NYSEMKT are not the applicant's DEA, provide copies of audited reports of the Applicant Firm for the most recent three years ▪ Pro-forma balance sheet for the next 6 months ▪ Pro-forma financials projecting profit and loss for the next 6 months	

	SECTION 5 - ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)	Exhibit ID (or N/A)
☐	If applicable, identify any principal executives or supervisory personnel of the Applicant Firm that are part-time or dually employed and include the following information for each individual: ▪ Nature of their activities with the Applicant Firm ▪ Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities ▪ Any additional documentation that would be pertinent to these activities or the NYSE's review of these activities	
☐	If applicable, provide a schedule indicating the Name and Web CRD# for any persons acting as a Securities Lending Representative or Securities Lending Supervisor.	
☐	If applicable, provide the name of the service provider used by the Applicant Firm to process firm financial information and account activity data and clearly identify what services and reports of the provider are utilized by the Applicant Firm.	
☐	Provide a copy of the Audit Agreement between the Applicant Firm and the firm's public accounting firm.	
☐	If applicable, provide a copy of the Applicant Firm's Needs Analysis and Training Plan developed and implemented for compliance with the Continuing Education Firm Element requirements of NYSE Rule 345A(b).	
☐	Provide a copy of the Applicant Firm's Written Supervisory Procedures (WSPs) and, if not included in the provided WSPs, copies of the Applicant Firm's Business Continuity Plan and Anti-Money Laundering procedures. (Note: The Applicant Firm's procedures will need to include procedures addressing NYSE Rules 351 (f), 3110, 3120, 3130, 3150 and 3170 as well as a generic statement that the Applicant Firm and its associated persons will abide by the Rules and Regulations of the NYSE and NYSE MKT.)	
☐	Identify all clearing corporations of which the Applicant Firm is a current member (e.g. DTC, NSCC, FICC, etc.).	
☐	If the Applicant Firm prepares research reports for external distribution, provide a description of the research facilities and a list of the key personnel, including the Supervisory Analyst(s), identifying Web CRD #s as well as their background and experience. (See NYSE Rules 344 & 472)	
☐	If applicable, pertaining to the Applicant Firm or any of its associated persons, provide a copy of the following (unless reported to Web CRD): ▪ Decision or order by a federal or state authority or self-regulatory organization taking permanent or temporary adverse action regarding a registration or licensing decision; ▪ Regulatory action or investigation by the Securities Exchange Commission, the Commodity Futures Trading Commission, a federal, state or foreign regulatory agency, or self-regulatory organization that is pending, adjudicated or settled; ▪ Criminal action (other than minor traffic violation) that is pending, settled or adjudicated; ▪ Any document evidencing a termination for cause or permitted resignation after investigation of an alleged violation of a federal or state securities law, a rule or regulation there under, a self-regulatory organization rule, or a securities industry standard of conduct; ▪ Investment-related civil action for damages or injunction that is pending, adjudicated or settled; ▪ Investment-related customer complaint or arbitration required to be reported on Form U4.	
☐	Organizational Documents: ▪ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Operating Agreement; or similar documentation ▪ These documents should incorporate required provisions, as applicable, per NYSE Rule 313 (See Sections 7 for further details) Rule 313.22 – Provisions concerning redemption or conversion Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")	

SECTION 6 – DESIGNATION OF ACCOUNTANT

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

Contact Name: ______________________

Address ______________________

Telephone Number ______________________

Email ______________________

2. Accounting Firm

Contact Name: ______________________

Address ______________________

Telephone Number ______________________

Email ______________________

3. Audit date covered by the Agreement

____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

☐ is for the annual audit during the fiscal year ____________

☐ is of a continuing nature, providing for successive yearly audits.

Signature:	______________	Signature:	______________
Title:	______________	Title:	______________
Date:	______________	Date:	______________
	(Broker/Dealer)		(Accounting Firm)

SECTION 7 – REQUIRED ORGANIZATIONAL DOCUMENTS AND LANGUAGE SAMPLES / REFERENCES

SECTION 7A – DOCUMENTS TO BE PROVIDED BY A LIMITED LIABILITY COMPANY ("LLC")

1. LLC Operating Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the LLC Operating Agreement contains a stated termination date)
2. State filing certificate
3. Certified List(s) of:
   a) Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents)
   b) Directors and/or Managing Member(s)
   c) Current member(s) (i.e., owner(s)) of the LLC
4. Statement showing the dollar value of all capital contributions by each member (owner) as of the date of this application

SECTION 7B – DOCUMENTS TO BE PROVIDED BY A PARTNERSHIP

1. Partnership Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the partnership agreement contains a stated termination date.)
2. Certified List of general and limited partners (natural and non-natural persons) as well as Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents).

SECTION 7C – DOCUMENTS TO BE PROVIDED BY A CORPORATION

1. Charter or Certificate of Incorporation and amendments (if any) which contain provisions pursuant to Rule 313.22
2. By-Laws, as per Rule 313(b)
3. Specimen certificate for each class of stock authorized to be issued. Each certificate shall carry a full summary of the provisions of Rule 313.22.
4. Certified List(s) of Officers (including but not limited to CEO, CFO, CCO and COO), Directors & Stockholders

LANGUAGE SAMPLES / REFERENCES

The following are language samples and points of reference to assist in completing the documents noted in Section 7.

Rule 313.22 Provision concerning redemption or conversion

Each certificate of incorporation of a member corporation shall contain provisions authorizing the corporation to redeem or convert to a fixed income security acceptable to the Exchange for all or any part of the outstanding shares of voting stock of such member corporation owned by any person required to be approved by the Exchange as a member or approved person who fails or ceases to be so approved as may be necessary to reduce such party's ownership of voting stock in the member corporation below that level which enables such party to exercise controlling influence over the management or policies of such member corporation.

(Please note: The following paragraph only applies if the applicant firm has redemption rights within their Certificate of Incorporation.)
If the certificate of incorporation of a member corporation subject to FINRA Rule 4110 provides that a stockholder may compel the redemption of his stock such certificate must provide that without the prior written approval of the Exchange, the redemption may only be effected on a date not less than six months after receipt by the member corporation of a written request for redemption given no sooner than six months after the date of the original issuance of such shares (or any predecessor shares). Each member corporation shall promptly notify the Exchange of the receipt of any request for redemption of any stock or if any redemption is not made because prohibited under the provisions of Securities and Exchange Commission Rule 15c3-1 (See 15c3-1(e)).

Rule 4120 Regulatory Notification and Business Curtailment ("Termination Language")

In order for a Limited Liability Company (LLC) or a Partnership that has a stated termination date in its operating or partnership agreement to avoid having its capital considered as a withdrawal under Rule 4120 during the six month period prior to a termination of the agreement the following language must be included in the agreement:

"Notwithstanding anything to the contrary herein contained, in the event of the termination of the [LLC or Partnership] on the expiration of the term of this agreement, or any dissolution of the [LLC or Partnership], each member agrees that if withdrawal of its capital on any such termination would cause, during the six months immediately preceding the date of termination, the [LLC or Partnership]'s net capital to be less than that specified in Rule 4120 of the Rules of the Exchange, such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the members may deem necessary to ensure compliance with said rules; and any such capital so retained by the [LLC or Partnership] after the date of termination shall continue to be subject to all debts and obligations of the [LLC or Partnership]."

New York Stock Exchange LLC and NYSE MKT LLC
Floor Employee Application

FLOOR EMPLOYEE REGISTRATION REQUEST

Incomplete applications will not be accepted. Applications will not be approved without fingerprint clearance, U-4 and WebCRD™ ("CRD") registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name: ______________________ CRD: ______________

Title: ______________________ DOB: ______________

Phone: ______________________ Email: ______________

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________ CRD: ______________

Primary Contact Name: ______________________ Title: ______________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED

☐ Floor Employee (FE)

All individuals requesting access to the NYSE and NYSE MKT Equity Trading Floor must register as ("FE") on CRD.

Position / Reason for access to the Trading Floor: ______________________

Effective Date: ______________________

☐ Permanent ☐ Temporary ☐ Intern

If Temporary, indicate length of employment: ______________________

Access Required: ☐ Building ☐ Trading Floor

APPLICATION CHECKLIST

☐ A Form U-4 requesting the "FE" registration has been submitted to FINRA through CRD

☐ A Fingerprint Card is available on CRD

Do you have any reportable events on the U-4 submitted to FINRA through CRD? ☐ Yes ☐ No

New York Stock Exchange LLC and NYSE MKT LLC
Floor Employee Application

AUTHORIZED ACKNOWLEDGEMENT

I authorize New York Stock Exchange LLC and NYSE MKT LLC (collectively referred to as "the Exchange") and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Signature of Applicant ______________________ Date ______________________

MEMBER ORGANIZATION ACKNOWLEDGEMENT

The undersigned Member Organization certifies that the applicant named above is authorized to enter into the NYSE and NYSE MKT Trading Floor as referenced above, on behalf of this NYSE & NYSE MKT Member Organization. Additionally, the Member Organization acknowledges that it is responsible for the applicant identified above, and as such actions of the applicant shall be binding on the Member Organization in all respects.

Member Organization Name: ______________________

Signature of Authorized Member Organization Representative ______________________ Date ______________________

Print Name ______________________ Title ______________________

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

AP Form

NYSE MKT LLC and New York Stock Exchange, LLC

This Form is to be completed by Non-Natural Persons seeking Approved Person status and for whom the required disclosure information is not available on Web CRD®.

Instructions

Prior to completing this form, the Non-Natural Person seeking Approved Person status ("Applicant") should be familiar with the New York Stock Exchange, LLC ("NYSE") and NYSE MKT, LLC ("NYSE MKT") (collectively, the "Exchange") Rules, particularly those relating to "Approved Persons," including but not limited to Rules 2 and 304.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the Exchange and FINRA.
  - A new AP Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person)
  - The elimination of an existing Approved Person should be provided to the Exchange and FINRA in writing (email is acceptable)
  - Notification of changes should be provided to the Exchange (crs@nyse.com) and FINRA (Q&RNY@finra.org) within 30 days
- Please refer to Information Memo 12-10: https://www.nyse.com/publicdocs/nyse/markets/nyse/information_memo_12-10_amendments_of_approved_persons.pdf

For Applicants associated with firms seeking NYSE / NYSE MKT membership, please email a signed and completed copy of the AP Form to Client Relationship Services at crs@nyse.com.

For Applicants associated with existing Exchange member organizations, please email a signed and completed copy of the AP Form to FINRA, Qualifications & Registration Department at Q&RNY@finra.org.

Section I

1. Full Name of the Applicant: ______________________________

2. If applicable, Web CRD # of the Applicant: ______________________________

3. Full name and Web CRD # of the Member Organization with which the Applicant is or will be associated:

   Member Organization: ______________________________

   Web CRD#: ______________________________

4. Approved Person Status is requested pursuant to the rules of the Exchange because the Applicant:

   ☐ *controls* the Member Organization

   ☐ is engaged in a *securities or kindred business* and is *controlled* by the Member Organization

   ☐ is a U.S. registered broker-dealer and is *under common control* with the Member Organization

5. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

   ☐ Yes

   ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the Exchange by sending notification to FINRA at

Q&RNY@finra.org – see Rules 304 and 4530.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange to provide any information concerning or relating to the Member Organization and agrees that the Exchange has no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange, nor any investor, officer, trustee, agent, nor employee of said Exchange shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange reserve the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange as would at any time apply to an "Approved Person" as such term is defined in Rule 2 of the Exchange.

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange with such information with respect to the Applicant's relationship and dealings with its affiliated member organization as the Exchange may require, to supply the Exchange with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange' disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification. (See Section 3(a)(39) of the Securities Exchange Act of 1934, as amended).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange, in writing.

Signature: _______________________________ Date: _______________
(A Duly Authorized Executive Officer, Senior Partner, Managing Member or equivalent of the Applicant)

Printed Name: _______________________________

Title: _______________________________

Web CRD# (if applicable): _______________________________

New York Stock Exchange LLC and NYSE MKT LLC
Equity Trading License Application

TRADING LICENSE

An Equity Trading License is required to effect transactions on the floor of the Exchange or through any facility of the Exchange. The cost of an Equity Trading License is$50,000 per year billed monthly and pro-rated for the amount of time remaining for the year.

To terminate an existing NYSE Trading License please email Client Relationship Services at crs@nyse.com.

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________ CRD: ______________________

Primary Contact Name: ______________________ Title: ______________________

Phone: ______________________ Email: ______________________

Billing Contact Name: ______________________

Billing Address: ______________________

City: ______________________ State: ________ Zip: ____________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED WITH TRADING LICENSE (Check all that apply)

☐ Designated Market Maker (DMM)

☐ Floor Broker (FB)

☐ Electronic Access Firm (EAF)

AUTHORIZED ACKNOWLEDGEMENT

The undersigned Member Organization understands and agrees that

In the event this application is accepted, the undersigned will make timely payment of all amounts due in connection with the acquisition and holding of a Trading License as prescribed in Rule 300.

The Rules of New York Stock Exchange LLC and NYSE MKT LLC (collectively referred to as the "Exchange") may be reviewed at www.nyse.com. As holder of a Trading License, the undersigned agrees to comply with such Exchange rules, Federal Securities Rules and Regulations, and that it will be subject to the jurisdiction of the Exchange.

______________________ ______________________

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor | Date

______________________ ______________________

Print Name of Authorized Signatory | Title

______________________ ______________________

Phone Number of Authorized Signatory | Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

Revised July 2016

New York Stock Exchange, LLC and NYSE MKT LLC
Securities Lending Representative Agreement

Must be completed by all applicants for approval as Securities Lending Representatives and all direct supervisors of Securities Lending Representatives.

THE AGREEMENT

Compliance with Policies and Regulations

As an employee engaged in securities lending or borrowing activities, including, but not limited to, negotiating rates, contract values and credit parameters and payment of rebates, I will abide by the policies and procedures established by my employer as well as all applicable Federal and State Securities Laws and with the Constitution and Rules of the New York Stock Exchange.

Securities Transactions

I agree to obtain the written consent of my employer prior to opening a securities account at another financial institution and will arrange to furnish duplicate copies of confirmations and statements to appropriate supervisory persons at my employer in accordance with the rules of the New York Stock Exchange.

Expense Accounts

I agree that when exercising expense account privileges I will act in accordance with the guidelines established by my employer and I understand that persons designated as having supervisory responsibilities over securities lending or borrowing activities will make a thorough review of all such expense account records.

Gifts & Gratuities

I agree that I will promptly notify appropriate supervisory personnel of all gift and gratuity offerings and receipts in order to ensure adherence to my employer's and the Exchange's policy.

INDIVIDUAL ACKNOWLEDGEMENT

Member Organization Name: ____________________

Name of Witness[1] (Please Print)	Name of Applicant (Please Print)
Signature of Witness	Signature of Applicant
Title	Applicant CRD#

[1]The Witness must be either a partner of the firm, officer of the corporation, branch office manager, or authorized employee. Please indicate which type.

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

NYSE Amex Options

Floor Broker Letter of Authorization Revocation

To: NYSE Amex Options Client Relationship Services Department

From: ______________________________
ATP Clearing Member

Effective Date: ______________________________(Close of Business)

Please be informed that the Letter of Authorization issued for the following Floor Broker has been revoked effective on the above date.

____
ATP Firm Name

____
Floor Broker Name Symbol

____
Authorized Signature – Clearing Member

____
Printed Name Title

Revised May 2012

NYSE Amex Options

TERMINATION OF FLOOR BROKER

To: NYSE Amex Options Client Relationship Services Department

From: ______________________________
ATP Member Firm

Re: ______________________________
Floor Broker Name Acronym(s)

Date of termination: ______________________(Close of Business)

☐ Temporary Termination (1-120 days)
– Date of Return: ______________________

☐ Permanent Termination

____
Authorized Signature of ATP Firm Date

Checklist for Terminating an ATP Floor Broker

1. ATP holders must notify the Exchange no later than one (1) full business day in advance of the proposed termination date.
2. Temporary terminations cannot exceed 180 days.
3. ATP holders must return Floor Badge and Handheld to NYSE Amex Options Floor Staff
4. In conjunction with a permanent termination, a Form U-5 for the "AF" registration category should be submitted on WebCRD within ten (10) business days of termination.
5. Individuals who are registered and wish to remain registered in the NYSE Amex Options Interim Member Floor Broker Program should not submit this form or the Form U-5. **For more information about the NYSE Amex Options Interim Member Floor Broker Program, please contact Client Relationship Services via email at crs@nyse.com.*

NYSE Amex Options

FLOOR EMPLOYEE REGISTRATION REQUEST

Incomplete applications will not be accepted. Applications will not be approved without proper identification, fingerprint clearance, U-4 and CRD registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

GENERAL INFORMATION

Name of Applicant: ______________________ Applicant CRD#: ______________

Applicant Phone: ______________________ Applicant Email: ______________

Business Address: ____

City: ______________ State: __________ Zip: ______________

Member Firm Contact: ______________________ Title: ______________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS TO BE CONDUCTED

☐ Trade Support Clerk ☐ Floor Employee

All individuals requesting access to the NYSE Amex Options Floor must register as ("AC") on WebCRD

APPLICATION CHECKLIST

☐ A Form U-4 requesting ("AC") registration has been submitted to FINRA through WebCRD

☐ A Fingerprint Card has been submitted to FINRA

APPLICANT ACKNOWLEDGEMENT

I authorize NYSE MKT LLC and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release NYSE MKT LLC, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Signature of Applicant: ______________________ Date: ______________

ATP FIRM ACKNOWLEDGEMENT

I hereby certify that ______________________ Is authorized to enter into the NYSE AMEX Options trading floor as
(Name of Applicant)

referenced above, on behalf of this ATP Firm ______________________ .
(Name of ATP Firm)

Start Date: ______________

Authorized Signature: ______________________ Date: ______________

NYSE Amex Options

MARKET MAKER LETTER OF GUARANTEE

Pursuant to NYSE Amex Options Rule 900NY et seq.

Dear Market Maker:

You have represented to the undersigned Clearing Member, a member of the Options Clearing Corporation, that you are a registered market maker pursuant to Rule 921NY of the Rules of NYSE Amex Options. You have requested the undersigned Clearing Member to issue a Letter of Guarantee for you in order to enable you to meet the requirements of NYSE Amex Options Rule 924NY.

In response to your request, the undersigned Clearing Member hereby agrees to accept full financial responsibility for all

- ☐ For all Exchange options transactions [as defined in NYSE Amex 900.2NY(23)] made by you*.
- ☐ For all Flex Options transactions [as defined in NYSE Arca Rule 924NY (d)] made by you*

**Check all that apply.*

This letter shall be deemed to be a Letter of Guarantee pursuant to NYSE Amex Options Rule 924NY and may be relied upon by NYSE Amex Options, the Options Clearing Corporation and their respective members. This Letter of Guarantee shall be subject to the NYSE Amex Options Rules as amended from time to time, and shall remain in effect until revoked in accordance with the NYSE MKT.

Accepted and agreed to this ______ day of __________, 20 ___.

______________________________	______________________________
Clearing Firm Name	ATP Firm Name
______________________________	______________________________
Clearing Member Representative (Please Print)	Market Maker (Please Print)
______________________________	______________________________
Authorized Signature of Clearing Member	Authorized Signature of Market Maker
	______________________________
	Symbol of Market Maker

Clearing member authorization for electronic collection of NYSE Amex Options invoices for the above symbol:

Name on OCC Account ____

OCC Account Number____________________

Updated May 2013

NYSE Amex Options

Market Maker Letter of Guarantee Revocation

To: NYSE Amex Options Client Relationship Services Department

From: ______________________________
ATP Clearing Member

Effective Date: ______________________________ (Close of Business)

Please be informed that the Letter of Guarantee issued for the following Market Maker has been revoked effective on the above date:

____
Firm Name

____
Market Maker Name

____
Market Maker Symbol

______________________________ ______________________________
Authorized Signature Clearing Firm | Date

______________________________ ______________________________
Print Name | Title

Updated May 2012

NYSE Amex Options

TERMINATION OF MARKET MAKER

To: NYSE Amex Options Client Relationship Services Department

From: ______________________________
ATP Clearing Member

Date of termination: ______________________ (Close of Business)

☐ Temporary Termination (1 to 120 days) *
– Date of Return: ______________________________

☐ Permanent Termination **

Market Maker: ______________________ Acronym: ____________

ATP Firm: ______________________

The Clearing Member will continue to accept full financial responsibility for all Exchange options transactions (as defined in NYSE Amex Options Rule 900NY) made in the account of the above-specified Market Maker, until such time as all positions in the account have been liquidated and a Letter of Guarantee Revocation has been issued and accepted by the Exchange.

______________________________ ____________________
Authorized Signature Date
Clearing Firm

______________________________ ____________________
Print Name Title

** ATP holders (ATP) must notify the Exchange no later than one (1) full business day in advance of the proposed temporary termination date. A Temporary Termination cannot exceed 180 days.*

Trade activity in a market maker account that is subject to a Temporary Termination must be limited to "closing only" transactions. Closing only shall generally mean submission of orders for the purpose of closing positions or reducing risk. Trade activity in terminated accounts may be subject to regulatory review.

*** A Letter of Guarantee Revocation is required to be filed with the NYSE Amex Options Client Relationship Services Department after all accounts have cleared.*

Revised January 2013